U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                           FORM 10-SB/A

           General Form For Registration of Securities
          of Small Business Issuers Under Section 12(b)
              or 12(g) of the Securities Act of 1934


                     MIRACOM INDUSTRIES, INC.
          ---------------------------------------------
          (Name of Small Business Issuer in its Charter)


Nevada,  U.S.A.                                        91-1982205
(State or other Jurisdiction                        (IRS Employer
of Incorporation or Organization)             Identification No.)


  14747 Artesia Boulevard, Suite 1F, La Mirada, California 90638
             (Address of Principal Executive Offices)


                          (714) 522-2800
                   (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

Title of Each Class                Name of Each Exchange on Which
to be so Registered:              Each Class is to be Registered:



Securities to be registered under Section 12(g) of the Act:

                           Common Stock
                  ------------------------------
                         (Title of Class)




FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     Miracom Industries, Inc., a new communications and technology company ("Miracom", the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) technology advancements as they relate to the communications and consumer electronics industries; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on new product development, competition and low barriers to entry, technological change and government regulation.

     The accompanying information contained in this Registration, including, without limitation, the information set forth under the headings "Risk Factors," "Description of Business" and "Management's Discussion and Analysis or Plan of Operation" identify important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.


          INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I
------
Item 1.  Description of Business
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Item 3.  Description of Property
Item 4.  Security Ownership of Certain Beneficial Owners and
         Management
Item 5.  Directors, Executive Officers, Promoters and Control
         Persons
Item 6.  Executive Compensation
Item 7.  Certain Relationships and Related Transactions
Item 8.  Description of Securities


Part II
-------

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters
Item 2.  Legal Proceedings
Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure
Item 4.  Recent Sales of Unregistered Securities
Item 5.  Indemnification of Directors and Officers


Part F/S
--------
Item 1.  Financial Statements


Part III
--------
Index to Exhibits
Signatures
Exhibits


Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "Miracom" refer to Miracom Industries, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's website at www.miracomind.com.


                              PART I

   ITEM 1.   DESCRIPTION OF BUSINESS.

   (a) Business Development.  Miracom Industries, Inc.
("Miracom" or the "Company"), formerly known as Bigway, Inc., was incorporated in the State of Nevada on March 12, 1996. On or about April 25, 1999, the Company approved a Resolution of the Board of Directors whereby it authorized the consummation of a Corporate Combination Agreement (the "Agreement") executed with Miracom Industries, a California sole proprietorship (the "Acquired Entity"), and concurrently resolved to change the name of the Company to Miracom Industries, Inc. Pursuant to the terms of the Agreement, which was consummated on April 26, 1999, the Company acquired all of the existing distribution contracts, marketing rights, inventory and accounts receivable from the

Acquired Entity. There were no outstanding liabilities at the time of the acquisition, however, the Company has agreed to assume any obligations that may arise as a result of previous product sales. As consideration for its acquisition, the Company issued 3,269,230 Shares of its Common Stock to the prior owners of Miracom's newly-acquired business interests. As part of the Agreement, the Company secured a capital contribution commitment from one of the Miracom principals in the amount of $125,000 in exchange for 641,026 shares of the Company's Common Stock, $80,000 (410,257 shares) of which has already been contributed, and $45,000 (230,769 shares) of which is in the form of a Common Stock subscription receivable.

   Upon execution of the Agreement, the Company appointed Jimmy
K. Sung and Paul Kim as President and Secretary, respectively, and appointed both to the Company's Board of Directors, effective as of the merger date. The Acquired Entity was established in cooperation with an associate manufacturer in Korea to develop new and innovative consumer electronics products to be distributed and marketed worldwide. Neither the Company nor its predecessors have been involved in any bankruptcy, receivership or similar proceeding.

   (b) Business of Issuer.

   Industry Background:

   Consumer electronics is an $86 billion industry worldwide, and is one the fastest growing sectors of the economy in the United States, with consumer electronics manufacturers employing over 180,000 people. The industry as a whole covers a broad spectrum of categories, including home office equipment, communications equipment, digital satellite systems, home theater, audio and video equipment, and mobile electronics and accessories. Miracom focuses on the communications and media segments of the industry.

   Miracom Industries, Inc.

   The Company's business is in developing and distributing high-technology telephone hardware and mass consumer electronics products. Miracom strategically invests in research and development of those products that it feels have definitive advantages in the consumer electronics marketplace over their competition. The primary focus and goal of the Company is to develop an assortment of high-tech consumer electronics and telephony products and accessories implementing better functional usage, unique design features and utilizing new technology.

   The objective of the Company is to penetrate the top 100 mass consumer electronics retail outlets and to simultaneously develop wholesale distribution outlets for independent retail establishment outreach. Miracom will strive to keep its profit margin and overhead at a minimum during this initial two-year period, while offering various marketing incentives to penetrate notable key accounts. Once vendor relationships are established with retail accounts, the Company will expand its product line with other consumer electronic goods in order to maximize sales potential and increase the Company's overall gross sales margin.

   The Company's primary product, initially, will be the Mini Wireless 900 MHz Telephone. There are at least one dozen competitors already in the market that make 900 MHz wireless telephones, and as a result of advancing technology, 900 MHz phone prices have fallen drastically in recent months. Newer, more advanced wireless phones are now utilizing digital and/or
2.4 GHz frequency technology. Consequently, consumer products within the wireless industry as a whole have become extremely price-sensitive.

   Miracom's products will separate themselves from the competition by implementing improved functionality, unique designs and new technology, while maintaining economic feasability. Miracom's Mini Wireless Telephone is small, lightweight and has a contemporary design. It comes with a unique headphone/microphone accessory, thus making it completely handsfree, unlike some of its bulky, cumbersome and lesser-accessorized competitors.

   Products:

   Mini Phone (SG1400M)

   Miracom's Mini Phone is one of the smallest and lightest telephones in the world, measuring just 2.12" x 1.97" x .63", and weighing a mere 1.06 ounces. Unlike some of its competitors, the SG1400M is a full-featured mini phone, with such features as a 10-number memory, last number redial, mute, volume control and three different ringer tones. The SG1400M comes in several attractive colors and is packaged in a peggable, see-through clamshell. The SG1400M is great for computer users, for people working around the house and for anybody on the phone for extended periods of time.

   Caller ID

   Miracom's Sky Gem Caller ID unit is a compact and multi-featured stand-alone product, measuring just 3.2"(L) x 3.3"(W) x 1.7"(H). Some of its many features include a 72 name and number memory, a large 3-line LCD display, a real time clock and calendar and multi-lingual functionality (English, French and Spanish). Miracom's Caller ID unit is compatible with the industry-standard Bell Core 202/v.23 specifications which are regulated by Bell Communications Research, a prominent research and testing lab for telecommunications and networking products. Bell Core specifications are derived from the data signal sending method known as FSK or Frequency Shift Keying. Bell Core 202 is the American specification standard, while Bell Core v.23 is the European specification standard.

   FRS 2-Way Radio

   Miracom's FRS 2-Way Radio is a compact, wireless communications device targeted at people who wish to stay in touch while hiking, shopping, traveling or engaging in any similar activities which require constant communication. Miracom's unit measures just 4.1"(L) x 2.1"(W) x 1"(D). Its features include a 9-digit, 9-icon LCD screen, 14 channels with privacy codes, a frequency range of 462.550 - 467.725 MHz and an automatic power save mode.

   MP3 Player

   Miracom's MP3 Player is a new type of audio player, much like a Compact Disc player, in which music can be stored and played digitally, with no audio tape or removable disc. The user downloads music directly from the Internet or other digital sources into the MP3 unit. Although MP3 is still a new music format, its popularity is growing rapidly and new MP3 sites are appearing on a regular basis. Larger music distributors and clearing houses are also creating their own MP3 websites to capture the vast new music market created by the MP3 format.

Because of the Internet's economical way to showcase music to the masses, the MP3 format is being used by more and more new artists, otherwise unable to secure contracts with the larger and more well-known record companies, to market their music. There are currently approximately twelve manufacturers of MP3 players. Miracom's product will be one of the most compact units amongst the competition and will come to market with 64MB of memory, as opposed to many other players which offer only 16MB or 32MB of memory. Miracom's MP3 player is 2.75" in width, 3.5" in length and 0.7" in height, and weighs only 70 grams(2.4 oz) without its battery.

   Die-Cut Recordable Compact Disc

   Miracom Industries has a proprietary technology for die-cutting a compact disc and then formatting the disc to play audio format files. Standard compact discs measure 4 11/16 inches in diameter, and when their size or shape is disturbed, data can no longer be stored or played. Miracom's product, however, breaks this rule and can be cut into the shape of a flower basket, sports figure, heart, animation character or just about anything else. The Company is currently studying the market in the greeting card industry, particularly the idea of having Miracom CDs delivered with greeting cards, thus adding the value of sentiment without raising the purchase price of the greeting card.

   The Die-cut compact disc has already been released and is presently being packaged with greeting cards and marketed through various gift distributors. One of the Company's CDs is designed in the shape of a sunflower, upon which the song "My Heart Will Go On" is recorded. To create a more sentimental product, the shaped CD and greeting card act to complement each other as distinct components of the same package. Miracom is also currently studying other applications of this innovative idea.

   Multi-Line Phone Amplifier

   This product is a true hands-free unit that can be used in conjunction with any phone, including both home and office applications. Miracom's Amplifier is a simple device that amplifies telephonic sound output sound for optimal hearing. The device's internal settings allow it to adapt to handle various multi-line settings, including manual as well as automatic settings. The Amplifier comes with a microphone/earphone headset, thus allowing the versatility of hands-free operation or regular handheld operation. Miracom's Amplifier offers convenience, versatility and reduces stress from awkward phone posture.

   Although this technology has been around for some time, the advantage of Miracom's product is the price. Miracom intends to price its unit approximately fifty percent below its nearest competitor, thus allowing for every station within an office to be able to afford the luxury of answering the phone with a headset. While most multi-line phone amplifiers are retailing in the range of $69 to $150, Miracom's product will have a suggested retail price of $40. (This can be verified in such distributions as Hello Direct, a direct sales company.)

   FM Hands-Free Kit for Cellular Phone

   By using the FM frequency on a car's radio, Miracom's FM Hands-Free Kit will provide exceptional clarity when using a cellular phone inside an automobile. With this product, drivers will be able to focus their full attention on the road because both of their hands will be free. The unique aspect of Miracom's product is that it works with the FM radio; by setting the car's radio to any FM station while using a cellular phone, a caller can hear their remote party on the car's audio speakers. As a bonus, Miracom's kit also doubles as a charger for the phone's battery. Several states are presently considering legislation that would ban the use of handheld wireless phones while operating an automobile. Europe and some Asian countries have already implemented laws mandating hands-free operation of cellular phones in automobiles. There is currently legislation pending in several states to improve driving safety, and it is possible that cellular phone users will eventually be required to have a hands-free unit in their vehicles.

   900 MHz Digital Spread Spectrum PBX Phone Receiver

   Private Branch Exchange ("PBX"), is a telephone system used generally in an office or call center environment, that controls and switches information between local station equipment, such as telephones or data terminals, and provides access to the public switched network. Organizations that have more than a few phones usually have an internal switching mechanism that connects the internal phones to each other and to the outside world. As such, a PBX is like a miniature Central Office switching system designed for a private institution.

   Miracom's unit, priced competitively with standard cordless phones, will work with all types of PBX processors and will be able to support over 40 different stations. Miracom's unit will have clear sound quality with DSS (Digital Spread Spectrum) technology for complete conversation privacy and will have a range of over 300 feet from the base in a typical closed environment. The telephone can be answered and disconnected from a remote location, freeing its user from the confines a desk and increasing efficiency by allowing multitasking.

   Miracom's PBX digital receiver and amplifier comes in three parts: the receiving base, the receiver and the headset. The base unit is connected to a telephone handset outlet; the receiver is carried by the user; and the headset/microphone is plugged into the mobile receiver. Using Miracom's PBX Phone Receiver, an individual can answer or hang up the phone from a remote location simply by pressing the "On/Off" hook button. Phone station identity is not required with Miracom's unit since the base is unique only to its receiver, and the units are compatible with virtually any phone on the market today. The headset can be used as an option if hands-free operation is preferred, otherwise, the built-in speaker and microphone is used in normal operation. Based upon test marketing done by the conducted Miracom at the 1999 Consumer Electronics Show, the new product will be received with great excitement.

   Distribution Methods and Inventory:

   The Company's corporate offices and main warehouse are located in La Mirada, California, about 15 miles south of Los Angeles. The warehouse is easily accessible from both Interstate 5 and Interstate 91. The warehouse is also close to the Long Beach Port and Los Angeles International Airport, which is important as most of the Company's products will be imported from Korea. The Company will contract with fulfillment houses for distribution in other areas of the United States for efficient delivery and warehousing capacity. Miracom intends to maintain 95 percent order fill levels at all times. All orders will be processed centrally at the La Mirada headquarters office, and will then be disbursed to the appropriate warehouse for delivery.

Miracom will endeavor to process its orders within three days of receiving purchase orders.

   Miracom is presently working closely with approximately fifty reputable marketing personnel who have many years of experience working with chain retail outlets. These individuals are successful independent brokers, through which we hope to penetrate a significant number of retail outlets in the first year following our initial product launch. The Company estimates that between 25% and 33% of its total annual sales will be accomplished through export sales, the majority of which will occur in Korea where Miracom already has a presence in electronic distribution.

   As of and for the nine months ended September 30, 2000, the Company's inventory turnover ratio was approximately 45, which means that we turned over our supplies in inventory approximately once every 8 days. The inventory turnover ratio is derived by dividing the cost of goods sold ($1,431,514) by the average inventory on hand throughout the year ($31,973.50). The primary reason for our high turnover ratio is due to the higher cost of goods sold. The higher our cost of goods sold, the less margin we have on the sale of the product and the less inventory we can afford to keep on hand. As we launch our initial product line, our cost of goods sold will gradually decrease due to the fact that we will have developed and be producing many of our products in-house, using contract manufacturers and assemblers, thereby reducing our reliance on outside manufacturers. This projection also assumes that all, or a significant number of our products are brought to market.

   Marketing Strategy:

   The Company's website, located at www.MiracomInd.com, will be utilized to showcase and market the Company and its products on the Internet. The website is presently online and accessible, however, it is not yet complete. An independent website developer is working to implement design changes, updates and e-commerce functionality to the website to better reflect the Company's online aspirations which include exposure of the Company's products to a larger number of potential customers and possible future sales of Miracom products through its website.

   In conjunction with its website, the Company will implement separate marketing strategies for several of its current products.

   Multi-Line Phone Amplifier

   The standout feature of this product will be its low price.
Our suggested retail price is $34.95, with the closest competitor priced at approximately $69.00. Miracom's product will be packaged similarly to some of its competitors, using a four-color retail box. The unit will also carry a one-year factory warranty.

   Miracom will first and primarily target mass retail outlets carrying multi-line phones for its initial sales campaign, as these retailers typically cater to businesses and office environments, where most multi-system phones are used. As a secondary line of distribution, the Company intends to market its products to local telephone installers and service companies, which, in turn, will distribute them for the Company. These individuals and companies not only install multi-line phone systems and telephony products, but often also recommend products for their clients, which recommendations are often followed based upon close customer relationships. Additionally, direct sales organizations, and specifically door-to-door sales companies, will be contacted to send people out on the street to call on and solicit businesses. Because of their relatively-low overhead, these companies will be able to sell the Amplifiers at a lower price than the suggested retail price. Finally, although the Company's Amplifier is best-suited for offices with multi-system phones, the product is also compatible with residential phones, potentially opening up an additional market for distribution.

   FM Hands-Free Kit for Cellular Phones

   Hands-free cellular accessories are becoming more and more widely used. One reason is their convenience, but the primary factor is driving safety. Many states are proposing mandatory hands-free operation for cellular phones while driving. These units typically retail between $24 and $39. Miracom's FM Hands-Free Kit will be priced within this market range.

   Most cellular accessories, including leather cases, battery chargers, hands-free kits and extra batteries, are bundled or offered as a total package when the main phones are purchased.

The key to the success of Miracom's product will be to keep the distribution and company margin low for its wholesalers, thus making it economical enough for distributors to give it away to their customers. Bundling the hands-free kit with a cellular unit from a service provider, or at the manufacturer level, is preferred to other methods of sales and marketing.

   900 MHz Digital Spread Spectrum PBX Phone Receiver

   Miracom hopes that its 900 MHz PBX Phone Receiver will be the first cordless multi-line PBX receiver on the market. The product's stand-alone usage will make it an economical hands-free wireless product. Similar products on the market require a separate, and often expensive, base station, in addition to the purchase of separate wireless phones. Many of these competing phones only support a maximum of seven to ten lines, whereas Miracom's Receiver will support over 40 different lines.

   The PBX unit will be presented to direct sales companies covering catalog and television shopping. The strategy is to develop smaller distributors specializing in installation of multi-line system phones. Small distributors will initially be set up through a mail advertisement campaign and through telemarketing. Installation companies also have the built-in advantage of promoting new products, and directly educating consumers about Miracom's products. As such, we feel that it is more cost-effective, initially, to set up these telephone service contractors as distributors rather then spending money on mass-market advertising. After the communication specialists advise and recommend products to their clients, the sales approach will usually be on a one-on-one basis, providing the distributor with the opportunity to fully explain the features and benefits of owning Miracom's 900 MHz Digital Spread Spectrum PBX Phone Receiver.

   MP3 Player

   MP3 is a relatively new form of media, developed to be a more efficient method of data compression over the Internet. Typically, data, such as, music files or voice transmission, takes a long time to download because of its large size. MP3 technology compresses this data into a more manageable download, allowing music file that previously took thirty minutes to download to be downloaded in under five minutes as MP3 media.

MP3 files are encrypted and require special MP3 players, which can be either software-based or hardware, for playback. Miracom only deals with hardware MP3 players.

   Hardware MP3 players, however, are not yet a mass-consumed product. Software-based MP3 players are becoming popular on Internet sites because of the general availability of freely-downloadable MP3 from the Internet. Though consumer awareness is growing, Miracom projects that its MP3 Player product will not reach the general population until prices for MP3 players drop, due to the relatively high price of the unit as compared to Compact Disc players or portable cassette players. However, the advantages of MP3 are clear: the sound quality is exceptional; the unit is versatile in that a user can format any song; and up to 100 titles can be downloaded into a single memory chip. As a result, more and more companies are investing in MP3 technology and MP3 players. The Company's opinion is that within two years, MP3 players will come down in price, as did CD, and now DVD players, to a level for mass consumer appeal. Miracom's position is to observe the trend in demand for MP3 players and be ready for marketing at a point when the technology becomes widely popular. This means having all the technology, designing, and production ready for eventual marketing.

   Because the MP3 Player is a specialty player associated with Internet users, the product will also be marketed through an Internet sales company like MP3.com or other similar website offering MP3 format music titles. A special promotion will be in place as an introductory offer, and the Company's website will be linked to other sites and banners will be placed on high traffic Internet sites.

   Die-Cut Recordable CD

   The greeting card industry is the primary target for this product, but the Die-Cut CD is not limited to this area. The CD can be marketed in the premium industries emphasizing customized company logos as well as music duplication services for single CDs and as a blank CD for retail in stores.

   Governmental Regulation.

   All consumer electronics must be certified by and registered with the Underwriters Laboratories ("U/L"). U/L certification of individual products is not mandated by law, but is generally indicative of consumer confidence in a company's products. It is, therefore, as important as the product itself. U/L certification is granted by category and the process takes about three to six months. CE certification, similar to that of U/L, is necessary to export to the European countries.

   Consumer electronics product manufacturers are also faced with other distinct registrations such as with the Federal Communications Commission ("FCC") and its equivalent in Europe. Miracom currently has two FCC approvals, one for its Mini Phone and the other for its Caller ID unit. The Company obtained these FCC approvals for marketing reasons and not as a result of any government regulations. Similar to U/L certification, whereas all communication devices must meet FCC standards, not all communication devices must be registered. Miracom will endeavor to ensure that all of its products will comply with FCC standards and will continue to seek FCC approvals, as well as U/L and CE listings, to further its U.S. and European marketing efforts.
The Company will consult agencies specializing in getting approvals for standard marks.

   At the present time, the Company does not anticipate the need for any mandatory governmental approval for its products or services. However, if government regulation becomes a factor and approval of the Company's products and/or services becomes necessary at some point in the future, the Company will seek such approval at the appropriate time.

     Employees.

     As of the date of this filing, the Company has three full-time employees Jimmy Sung, Paul Kim and Jerry Sung, and two employees working on commission. The Company is also presently in discussions with potential employees for additional sales positions, with marketing companies to assist with the design and production of Company brochures and sales material and with Internet providers and individuals to facilitate web technology and design. As contracts are undertaken, the Company intends to hire temporary help sufficient to staff such contract projects, as and if necessary.

     (i) The Company's performance is substantially dependent on the performance of its President, Jimmy K. Sung, and its corporate Secretary, Paul Kim. In particular, the Company's success depends on their ability to develop, design and market the Company's products.

     (ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel, if and when the need for such personnel arises.

     (iii) There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

     (c) Risk Factors.

   In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained in total until the business is underway. However, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     No "Established Trading Market" for Common Stock.

   Although the Company's common stock is quoted on the National Quotation Bureau's "Pink Sheets", there is currently no "established trading market" for its common stock; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in the Company's common stock.

     Further, effective January 4, 1999, the National Association of Securities Dealers ("NASD") adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under
Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). This Registration Statement will bring the Company into compliance with the listing provision of the OTC Bulletin Board and should prevent the NASD from delisting quotations of the Company's common stock.

   Applicability of Low-Priced Stock Risk Disclosure
Requirements.

   The securities of the Company will be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any national exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

     Anticipated Losses for the Foreseeable Future.

     The Company has not achieved profitability to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from sales of its products. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurances that the Company can achieve or sustain profitability or that the Company's operating losses will not increase in the future.

     Future Capital Needs; Uncertainty of Additional Financing.

   The Company currently does not have the available cash resources and credit facilities sufficient to meet its presently anticipated working capital and capital expenditure requirements for this year. Therefore, the Company will need to raise additional funds in order to conduct its intended operations or to take advantage of unanticipated opportunities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the success of its new product offerings and competing technological and market developments.

The Company will be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its intellectual property or selected business opportunities. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share and such equity securities may have rights, preferences or privileges senior to those of the holder of the Company's common stock. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

   Competition; Low Barriers to Entry.

   The market for communications hardware and consumer electronics is intensely competitive, rapidly evolving and subject to rapid technological change. The Company currently faces significant competition in its markets and expects the level of price and product competition to persist, intensify and increase in the future. In addition, as a result of both the trend toward global expansion by foreign and domestic competitors and technological and public policy changes, the Company anticipates that new and different competitors will enter its markets. These competitors may include entrants from the telecommunications, software and data networking industries. Almost all of the Company's current and potential competitors have longer operating histories, larger installed customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relation resources than the Company and could decide at any time to increase their resource commitments to the Company's target market. Depending upon the continuing pace of global expansion by domestic and foreign competitors, the nature of their product offerings and prices, and the extent to which they benefit from foreign market subsidies, as well as the new types of product offerings from companies in other industries and the timing and circumstances of the entry of these competitors into the Company's markets, the Company's future revenues and net income could be materially adversely affected.

   Dependence on New Product Development.

     The markets for the Company's principal products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating telecommunications systems for business and personal customers. The Company's operating results will depend to a significant extent on its ability to continue to introduce new products successfully and on a timely basis and to reduce costs of existing products. The success of these and other new offerings is dependent on several factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the Company's competitors and market acceptance. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring them to market in a timely manner, or that products or technologies developed by others will not render the Company's offerings obsolete or noncompetitive. Any such development could have a material adverse effect on the Company's future competitive position and results of operations. In addition, new technological innovations generally require a substantial investment before any assurance is available as to their commercial viability, including, in some cases, certification by international and domestic standards-setting bodies. There can be no assurance that any of the technologies in which the Company is focusing its research and development investments will achieve broad acceptance in the marketplace, and the lack of such market acceptance could have a material adverse effect on the Company's future competitive position and results of operations.

     In addition, there can be no assurance that the Company will be able to attract and retain the highly skilled technical personnel necessary to enable the Company to develop new products, systems and software successfully.

   Potential Liability to Clients.

   Many of the Company's intended operations involve the development, implementation and maintenance of hardware and applications that are critical to the operations of their clients' businesses. Its failure or inability to meet a client's expectations in the performance of its products could injure the Company's business reputation or result in a claim for substantial damages, regardless of its responsibility for such
failure.   In addition, the Company possesses technologies and
content that may include confidential or proprietary client information. Although the Company will implement policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages. The Company will attempt to limit contractually its damages arising from negligent acts, errors, mistakes or omissions in rendering professional services; however, there can be no assurance that any contractual protections will be enforceable in all instances or would otherwise protect the Company from liability for damages. The successful assertion of one or more large claims against the Company that are uninsured, exceed available insurance coverage, if any, or result in changes to any insurance policies the Company may obtain, including premium increases or the imposition of a large deductible or co-insurance requirements, could adversely affect the Company's business, results of operations and financial condition.


   ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
             OPERATION.

     All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this

Registration.

   (a) Management's Discussion and Analysis of Financial
         Condition and Results of Operations.

   Miracom Industries is an importer/exporter and wholesaler of consumer electronics products. Many of the Company's products are either proprietary, developed internally, or are exclusive to the Company under licensing agreements. At present, and for the foreseeable future, manufacturing of the Company's products is accomplished through the use of contract manufacturers, none of which are under contract with Miracom, allowing the Company the freedom to negotiate and contract with whomever it chooses. Miracom will continue to develop its product line in two ways. The first is Original Equipment Manufacturing, meaning that a product is purchased from its original manufacturer and distributed under the Miracom brand name. At this time Miracom is evaluating the Wireless Intercom and FRS Two-Way Radio for OEM Manufacturing relationships. The second method for developing its product line is through the Company's own in-house development. For those products developed exclusively for Miracom, all research and development and molding will be provided by Miracom, while only the product parts will be sourced and purchased directly from parts manufacturers, at which point the parts will be delivered to a contract assembly company for final assembly. By utilizing this latter method, Miracom will be able to save 25% to 30% on final manufacturing costs as a result of bypassing assembly company mark-up on parts and outside research and development. Subcontract work will be assigned from time to time, as necessary, and without any long term manufacturing commitment, so as to avoid the overhead of maintaining the Company's own manufacturing facility. This use of contract manufacturers mitigates the need for high capital investment and will enable the Company to grow with a smaller initial funding requirement.

   The Company's near-term financial strategy is to keep costs at a minimum by, among other things, reviewing production plant operations in slow growth months, keeping the overhead of the Company low and maximizing profits. In addition, the Company will continue to focus on targeted marketing for specific market segments. Sales representatives, working on commission, will be used rather than having a large internal sales department. In order to stay ahead of the competition and to acquire name recognition in the industry, Miracom Industries will continue to focus on the development of new and innovative high technology products by dedicating a portion of the Company's sales revenue to continued research and development endeavors.

   Miracom is presently working with two different sources for the development of future products. Mr. Chae Ryong Lim, who resides in Korea and is very knowledgeable in communications product engineering, is currently developing amplifier products for the Company. In the U.S., B.S. Electronic Engineering Company is working on handsfree products for cellular/PCS telephones. The compensation arrangement with these two developers is based solely upon royalties on sales of future products. Miracom is currently awaiting funding for tooling, molding and assembly of these new products.

   In addition to the products mentioned herein, the Company is also considering the production and distribution of a children's learning device; Caller ID systems for computers, for home entertainment systems and for televisions; a 900 MHz DSS cordless phone for the home; a wireless keyboard; a wireless mouse; and a mouse phone. The Company intends to develop and maintain strategic alliances for the successful development and expansion of its consumer electronics and telephone hardware business. The Company will also continue to evaluate relationships with other companies or business partners that may provide collaborative benefits and/or complement the Company's objectives.

   During the year ended December 31, 1999, Miracom achieved revenues of $246,497 from sales of its Mini Phone (SG1400M), released in late 1998. A significant portion of the Company's 1999 revenue, $161,447, or approximately 65%, was derived from a single customer, Softech Media Company. However, as of the date of this filing, Miracom no longer sells to Softech due to Softech's recurring payment delinquencies.

   During the years ended December 31, 1999 and 1998, the Company spent approximately $52,230 and $6,800, respectively, on research and development activities. These activities included art design, mock-ups and engineering development for the Company's Mini-Phone, Wireless PBX Receiver, Cellular/PCS Hands-Free Kit and its Single/Multi-Line Telephone Hands-Free Amplifier. As funds become available, the Company expects to significantly increase its Research and Development activities.

The Company intends to invest approximately $400,000 in Research and Development to complete and bring to market its Wireless PBX
Digital Receiver and Amplifier, its FM Hands-Free Cellular/PCS
Kits and its Single/Multi-Line Telephone Amplifier.

   The Company presently anticipates that a total funding of $1,000,000, including the $400,000 needed for research and development, will be required to finalize the pre-production and development of its complete product line. Although development for the above products is finished or nearly finished, more funding is required for final tooling, packaging, inventory, certification, and marketing. If less than the full $1,000,000 is raised and/or the Company's revenues cannot support a full launch of the Company's product line, the Company will allocate funds so as to incrementally launch each product, thereby internally creating cash flow and revenues for subsequent products. Funding is also needed to strengthen the Company's facilities infrastructure and to acquire additional qualified personnel as the volume of its business increases.

   The Company's projected $1,000,000 expenditure over the next twelve months will be allocated amongst the Company's initial product line in order to bring the products to market. These expenditures include the costs of research and development. The Company's initial product line includes: 1. the Mini-Phone; 2. the Caller ID unit; 3. the MP3 Player; 4. the Recordable CD; 5. the FRS 2-Way Radio; 6. the Multi-Line Phone Amplifier; 7. the 900 MHz Digital Spread Spectrum PBX Phone Receiver; and 8. the FM Hands-Free Kit for cellular/PCS phones. The Caller ID unit and Mini-Phone are already being marketed by the Company. The Multi-Line Phone Amplifier, engineering for which is complete, will require an additional $130,000 in order to bring the product to market. The FM Hands-Free Kit for cellular/PCS phones, engineering for which is complete, will require an additional $160,000 in order to bring the product to market. The 900 MHz Digital Spread Spectrum PBX Phone Receiver (Wireless PBX Digital Receiver and Amplifier), the engineering for which is complete, will require an additional $540,000 in order to bring the product to market. The MP3 Player, FRS Two-Way Radio and Recordable CD, all OEM purchases, will require a total of $170,000 in order to bring the products to market. These remaining expenditures prior to initial product launch are comprised of additional research and development, tooling, molding, production, inventory and marketing expenses. The timetable for the release of these products will be adjusted in accordance with the amount and timing of funding.

   The Company anticipates that $1,000,000 would be sufficient to launch Miracom's entire product line. Additional cash requirements for the operation of the business will be generated by sales proceeds. Miracom already has several distributors in Europe ready to commit to distribution for several of the Company's products. These European distributors are not bound by any agreement to distribute our products, as we could not hold the distributors in anticipation of a new product when delivery time was uncertain. Miracom intends to contact these distributors when the final products have a certain date for their release. We believe that these distributors will distribute our products when we are ready to deliver.

   Primary to management's plans for solvency in the coming year is the sale of additional equity in the Company, continuing the Company's strategy of funding development through additional equity financing. These funds will be used to manage working capital requirements and to fund ongoing development costs. The Company also intends to enter into distribution agreements for its products in the United States and Europe, shifting marketing costs to the distributors, and thereby increasing its delivery of product through existing channels without commensurate increases in overhead. Subsequent to the December 31, 1999 year-end, the Company has raised $100,000 from the issuance of an additional 175,000 shares of Common Stock and 50,000 warrants. Management believes that this strategy will enable the Company to finance its start-up and development and move it to commercial launch of its initial product line. The initial funding of $1,000,000 will flow into the Company by selling equity, which we anticipate will be facilitated by the listing of our common stock on the Over-The-Counter Bulletin Board.

   Capital commitments for the year ended December 31, 2000, were minimal, and these additional funds raised through private placements will be sufficient to meet the Company's obligations until the various sales initiations described herein are able to create increased cash flow. Revenues during the first year following our initial product launch will be reserved for producing and marketing products and will be reinvested in production (to increase our inventory) and used for costs of doing business with chain outlets.

   The Company has received an audit opinion which includes a "going concern" risk. The Company is aware of this risk and plans to raise any necessary capital shortfall through either the sale of additional equity or increased borrowings. If additional capital is not readily available, the Company will be forced to scale back its research and development such that its income will exceed its expenses. Although this will greatly slow the Company's penetration into new markets, it will allow for the Company's survival. Notwithstanding the foregoing, there is substantial doubt regarding the Company's ability to continue as a going concern, and as such, the Company is substantially dependent upon its ability to generate sufficient revenues to cover its operating costs.


   Forward Looking Information.

   This report contains certain forward-looking statements and information. The cautionary statements made in this report should be read as being applicable to all related forward-looking statements wherever they appear. Forward-looking statements, by their very nature, include risks and uncertainties. Accordingly, the Company actual results could differ materially from those discussed herein. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. Such factors, many of which are beyond our control, include the following: its success in obtaining new contracts; the volume and type of orders that are received under such contracts; levels of, and ability to, collect accounts receivable; availability of trained personnel and utilization of its capacity to complete work; competition and competitive pressures on pricing; availability, cost and terms of debt or equity financing; and economic conditions in the United States and in the regions served.


   ITEM 3.   DESCRIPTION OF PROPERTY.

   The Company presently maintains its principal place of business at 14747 Artesia Boulevard, Suite 1F, La Mirada, California 90638, consisting of minimal office space and warehousing capacity. The rent for this space is $964.80 per month, with a renewable one-year lease expiring in February,

2001.


   ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
             AND MANAGEMENT.

   (a) Security ownership of certain beneficial owners. The table below identifies any individuals (including any "group") who is known to the company to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities:

Title of          Name and address              Amount and nature   Percentage
class        of beneficial                 of beneficial       of class
             Owner                         ownership

Common       Jimmy K. Sung                 3,128,205 (1)       49.2%
             14747 Artesia Boulevard, 1F
             La Mirada, CA 90638

Common       Paul Kim                        782,051           12.3%
             14747 Artesia Boulevard, 1F
             La Mirada, CA 90638


   (1) This number includes 230,769 shares of common stock subscription, to be issued upon a capital contribution of $45,000, in accordance with the Corporate Combination
        Agreement of April, 1999. As of the date of this filing, the subscription rights have not been exercised.


   (b) Security ownership of management. The table below sets for the ownership by all directors and nominees, and each of the named executive officers of the Company, and directors and executive officers of the registrant as a group.

Title of          Name and address              Amount and nature   Percentage
class        of beneficial                 of beneficial       of class

             Owner                         ownership


Common       Jimmy K. Sung                 3,128,205 (1)       49.2%
             14747 Artesia Boulevard, 1F
             La Mirada, CA 90638

Common       Paul Kim                        782,051           12.3%
             14747 Artesia Boulevard, 1F
             La Mirada, CA 90638

Common         All Officers and              3,910,256           61.5%
               Directors as a Group
               (two persons)


   (1) This number includes 230,769 shares of common stock subscription, to be issued upon a capital contribution of $45,000, in accordance with the Corporate Combination
        Agreement of April, 1999. As of the date of this filing, the subscription rights have not been exercised.


   There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the Company. There are no voting trusts, pooling arrangements or similar agreements in place between or among any of the shareholders, nor do the shareholders anticipate the implementation of such an agreement in the near term.


   ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
             CONTROL PERSONS.

   (a) Directors and Executive Officers:

   Jimmy K. Sung [President / Director], age 37, serves as the Company's President and Director, as well as being one of the original principals in Miracom Industries, prior to its acquisition. From 1995 to 1998, Mr. Sung served as a director of the Korean-based Woong Jin Media Corporation, as well as manager of its U.S. office. Woong Jin is involved in a variety of multimedia projects, including movie and music production, interactive software development, publication and international trading of semiconductors and consumer electronics. Prior to Woong Jin, from 1993 to 1995, Mr. Sung served as Project Division Manager at Kolon California Corporation, a U.S. subsidiary of Korean-based Kolon International Corporation, an international trading conglomerate. At Kolon, Mr. Sung was involved in international trading and new project development, including primary responsibility for joint venture projects with Sears, Roebuck & Co. and Starbucks Coffee Company.

   Paul Kim [Vice President, Sales and Marketing / Secretary / Director], age 35, has served as the Company's Secretary and a Director since February, 1999, and had been involved with Miracom Industries, prior to its acquisition. From 1998 to 1999, Mr. Kim was President of Wetkins Distribution in Fullerton, California, a company involved in the import and distribution of restaurant-grade towel dispensing machines. From 1995 to 1998, Mr. Kim was Director of Sales and Marketing for P & C Synergy, Inc. Mr. Kim specializes in business development, financing, marketing and consulting. He has helped numerous individuals and companies with the organization, development, marketing and financing of businesses in various fields, including restaurant supply distribution, medical technology transfer, import/export, specialty and novelty product manufacturing and distribution, stainless steel cookware manufacturing, retail merchandising and hot towel dispenser distribution.

   Jerry Sung [General Manager], age 30, has served as the Company's General Manager since June, 1999. From 1996 until 1999, Mr. Sung served as an Operations Manager at Binex Line Corporation, an international logistics company. Prior to that, from 1993 to 1996, he was a Teller Supervisor at First Interstate Bank. Mr. Sung received his B.S. in Business Administration from the California State University at Long Beach. Mr. Sung's experience will help the Company in distribution logistics, export documentation, accounting and office administration.

   (b) There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions; however, Jimmy Sung and Jerry Sung, persons who may be deemed to be "affiliates," are brothers.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


   ITEM 6.   EXECUTIVE COMPENSATION.

                                       SUMMARY COMPENSATION TABLE

                                  Annual compensation              Long term compensation
                                                                Awards              Payouts
Name date      Year   Salary($)    Bonus($)  Other      Restricted    Securities     LTIP      All
Principal                                    annual     stock awards  underlying     payouts   other
position                                     compensation             options/SARs   ($)       compen-
                                             (Medical)                (#)                      sation
                                                                                               ($)
  ----------------------------------------------------------------------------------------------------


Jimmy K. Sung  2000    36000       0         0           0            0              0         0
(President &   1999    36000       0         0           0            0              0         0
Director)      1998        0       0         0           0            0              0         0

Paul Kim       2000    36000       0         0           0            0              0         0
(Secretary &   1999    36000       0         0           0            0              0         0
Director)      1998        0       0         0           0            0              0         0

Jerry Sung     2000    30000       0         0           0            0              0         0
(General       1999    30000       0         0           0            0              0         0
Manager)       1998        0       0         0           0            0              0         0


     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the period ended December 31, 1999, except as set forth in the Summary Compensation Table. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

     The existing directors of the Company currently serve on a non-compensated basis, and there are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.


     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.


     ITEM 8.   DESCRIPTION OF SECURITIES.

     There is only one class of stock, common, each share having equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of a company's common stock. No voting trusts or any other arrangement for preferential voting exist among any of the shareholders, and there are no restrictions in the Bylaws or Articles of Incorporation precluding issuance of further Common Stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock. As of the date of this filing, there were 6,354,487 shares issued and outstanding, as well as 230,769 shares of Common Stock subscribed.

     Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

     All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     Holders of Common Stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

     There are existing notes convertible into Common Stock of the Company at a price of $1.00 per share, in a total amount of $20,000 for services rendered by legal counsel ($10,000) and bankers ($10,000). These notes are included in this Registration Statement as Exhibits 10.2 and 10.3, respectively. In addition, on June 14, 1999, July 13, 1999, August 28, 1999 and October 18 and 29, 1999, the Company issued to accredited investors 10% notes payable of $20,000, $20,000, $12,000, $50,000 and $35,000, respectively, for an aggregate of $137,000, maturing May 15, 2000 and convertible at $1.00 per share. The principal sums of the notes are payable at the maturity date, and the interest is payable on the principal sums outstanding on the maturity date, at the rate of ten (10) percent per annum accruing from the date of initial issuance. Any or all of the principal of the notes, including accrued interest, is convertible into the Common Stock of the Company at $1.00 per share, at the note holder's option, at any time commencing one year after the closing date until maturity. As of the date of this filing, none of the notes have been converted, and the note holders have extended the maturity dates to November 1, 2001.



                             PART II

     ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

A.  Market Information

     There has never been any "established trading market" for shares of common stock of the Company. Quotation of its common stock on the National Quotation Bureau's "Pink Sheets" only commenced during the third quarter, 1999, as "unpriced", with trades ranging between $0.125 to $1.625 per share. Consequently, no assurance can be given that any current market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. As of the date of this filing, there are approximately 127,090 restricted shares of the Company eligible for trading under Rule 144.

     The following quotations were provided by the National
Quotation Bureau, LLC, and do not represent actual transactions;
these quotations do not reflect dealer markups, markdowns or commissions.


                         STOCK QUOTATIONS

                                            CLOSING BID

Quarter ended:                        High                Low
--------------                        ----                ---

December 30, 2000                    $1.25               $0.125

September 30, 2000                   $0.125              $0.125

June 30, 2000                        $0.125              $0.125

March 31, 2000                       $0.125              $0.125

December 31, 1999                    $1.625              $0.25

September 30, 1999                   $1.375              $1.00


     (i) There are currently 280,769 shares of Common Stock which are subject to outstanding options or warrants to purchase and/or subscription agreements. In addition, there are note payable securities convertible into the Company's Common Stock at a price of $1.00 per share, in a total amount of $157,000 for costs advanced during the merger and loans to the Company.

     (ii) There are currently 127,090 shares of Common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

     (iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Holders

     As of the date of this filing, the Company has approximately
45 shareholders of record.

C.  Dividend Policy

     The payment of dividends is within the discretion of the Board of Directors of the Company. The Company currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. The Company has not paid dividends since inception. It is not anticipated that any dividends will be paid in the foreseeable future and there can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future earnings, if any, the Company's financial condition and capital requirements, general business conditions and other factors. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D.  Reports to Shareholders

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

     The Transfer Agent for the shares of common voting stock of the Company is Transfer Online, Inc., 227 Pine Street, Suite 300,
Portland, Oregon 97204.


     ITEM 2.   LEGAL PROCEEDINGS.

     In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to such matters at the date of this filing. To the best knowledge of the officers and directors of the Company, neither the Company nor any of its officers or directors is presently a party to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.


     ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.


     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     During April 1999, and closing on April 26, 1999, the Company consummated a reverse merger transaction whereby it acquired all of the existing distribution contracts, marketing rights, inventory and accounts receivable of Miracom Industries, a California sole proprietorship, for total consideration of 3,910,256 shares of the Company's Common Stock. This transaction was completed pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Internal Revenue Code section 368. As a result of the transaction, the former principals of Miracom Industries effectively control the Company through their share ownership.

     On June 14, 1999, July 13, 1999, August 31, 1999 and October 18 and 29, 1999, the Company issued to accredited investors 10% notes payable of $20,000, $20,000, $12,000, $50,000 and $35,000, respectively, for an aggregate of $137,000, maturing May 15, 2000 and convertible at $1.00 per share. The principal sums of the notes are payable at the maturity date, and the interest is payable on the principal sums outstanding on the maturity date, at the rate of ten (10) percent per annum accruing from the date of initial issuance. Any or all of the principal of the notes, including accrued interest, is convertible into the Common Stock of the Company at $1.00 per share, at the note holder's option, at any time commencing one year after the closing date until maturity. The conversion rate in each instance was arrived at and set based upon arms-length negotiations. As of the date of this filing, none of the notes have been converted, and the note holders have extended the maturity dates to November 1, 2001.

     On March 14, 2000, 50,000 shares and 50,000 Warrants (exercisable at $1.00 per share for three years from date of issuance) were sold to one accredited investor, under Rule 506, at $1.00 per share, for a total raise of $50,000. On March 17, 2000, 125,000 shares of the Company's Common Stock were sold to two accredited investors, under Rule 506, at $0.40 per share, for a total raise of $50,000. The share price in each instance was determined by the approximate market price at the time of the sale.

     Each of the above transactions was deemed by the Company to be exempt from registration under Section 4(2) of the Securities Act of 1933, and Rule 145 (17 CFR Section 230.145) as a transaction not involving any public offering. No compensation or commissions were paid to any person in connection with the issuance of the shares and/or notes, and no underwriter, broker or dealer participated in such a sale. None of the sales were accomplished through general solicitation or advertising. Each of the investors had access to the same kind of information as would be required in a registration statement filed with the Securities and Exchange Commission. Each issuee in the transactions described above made a written representation to the Company that he or she was an accredited (sophisticated) investor and was acquiring the Company's securities for investment purposes and not with a view to the resale or redistribution thereof. Each stock certificate issued contains a restrictive legend.

     Rule 506 of Regulation D is one of the exemptions from registration available under Section 4(2) of the Securities Act of 1933. The exemption applies to all securities transactions by an issuer, including business combinations. In each of the above issuances, the Company has complied with all the terms and conditions of a Rule 506 offering. Specifically, 1) the Company provided the specific disclosure requirements as to each purchaser entitled to that information; 2) the offerings were not accomplished through general solicitation or advertising; 3) the Company exercised reasonable care to assure that the purchasers of the securities were not statutory underwriters, i.e., the securities were purchased for investment and not with a view towards distribution; and 4) the Company exercised reasonable care to assure that the purchasers were accredited investors.

     As of the date of this report, 127,090 of the issued and outstanding shares of the Company's Common Stock could potentially be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in the Rule:

     In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in non-public transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(a)(11), if six conditions are met:

     (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

     (2) When restricted securities are sold, generally there must be a one-year holding period.

     (3) When either restricted or non restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold (144(e)); when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates (144(k)).

     (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

     (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

     (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

     Furthermore, Rule 145, which applies when a merger, share exchange or similar reorganization of a company takes place, would limit the ability of holders of restricted securities to sell their shares through the public market. All securities received as a result of a transaction subject to Rule 145 would be restricted for a minimum of one year from the date on which the consideration for these shares was exchanged, which would be April 26, 1999. Once the one-year period has elapsed, the holders are subject to the normal restrictions and exemptions set forth in Rule 144. Rule 144(e), in particular, allows for the sale by an affiliate, every ninety days, of the greater of either
i) 1% of an issuer's outstanding shares of such security; or ii) the average weekly reported trading volume in such security during the four calendar weeks preceding the filing of notice.

     Based upon the foregoing and the Company's knowledge of the dates of acquisition of the various securities of the Company, there are currently approximately 127,090 shares of the 3,679,487 potentially tradeable restricted shares which could be sold during the next ninety days under Rule 144 of the Securities Act.


     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Twelfth of the Articles of Incorporation provides that no director of the Company shall have personal liability to the corporation or to its shareholders for damages for any breach of duty in such capacity, provided, however, that the provisions shall not eliminate or limit:

     (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or

     (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role.
Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

     Section 78.751(4) of the NRS limits indemnification under Sections 78.751(1) and 78.751(2) to situations in which either
(1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.


                        PART F/S FINANCIAL



                     MIRACOM INDUSTRIES, INC.
                Consolidated Financial Statements
                        September 30, 2000
                  (Unaudited - See accompanying
                   accountant's review report)




                           KWANG-HO LEE
                   Certified Public Accountant
                 3600 Wilshire Blvd., Suite 1416
                      Los Angeles, CA 90010


The Board of Directors
Miracom Industries, Inc.
La Mirada, California


We have reviewed the accompanying consolidated balance sheet of Miracom Industries, Inc. as of September 30, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the nine-month period (January 1, 2000 through September 30, 2000) then ended, in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Miracom Industries, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




                                   /s/
                                   Kwang-Ho Lee
                                   Certified Public Accountant


November 30, 2000


                     MIRACOM INDUSTRIES, INC.
                    Consolidated Balance Sheet
                        September 30, 2000
                           (Unaudited)



                                                  September 30,
                                                  2000
                                                  ---------

          Assets

Current assets:

  Cash                                              ($3,193)
  Accounts receivable - trade, less allowance
   for doubtful accounts of $0                      160,503
  Other receivable                                   84,295
  Inventories                                        46,813
                                                  ---------

          Total current assets                      288,418

Property and equipment, at cost:

  Furniture, fixtures and equipment                  16,081
                                                  ---------
                                                     16,081
  Less: accumulated depreciation                      2,999
                                                  ---------

          Net property and equipment                 13,082


Other assets:                                           965
                                                  ---------

          Total assets                            $ 302,465
                                                  =========

See accompanying notes to consolidated financial statements


                     MIRACOM INDUSTRIES, INC.
                    Consolidated Balance Sheet
                        September 30, 2000
                           (Unaudited)


                                                  September 30,
       43                                                   2000
                                                  ---------

          Liabilities and Stockholders' Equity

Current liabilities:

  Accounts payable                                $ 209,029
  Note payable, convertible (note 4)                137,000
  Current portion of long-term debt (note 5)             54
  Accrued expenses and other liabilities (note 6)   145,089
                                                  ---------

          Total current liabilities                 491,172

Long-term liabilities:

  Long-term debt, less current portion (note 5)           -
                                                  ---------

          Total long-term liabilities                     -

Stockholders' equity:

  Common stock, par value $0.0001 per share.
   Authorized 50,000,000 shares; issued
   and outstanding 6,354,487 and
   6,179,487 shares(note 3)                             636
  Additional paid-in capital (note 3)               182,191
  Retained earnings (deficits)                    ($371,534)
                                                  ---------

          Total stockholders' equity              ($188,707)
                                                  ---------
          Total liabilities
           and stockholders' equity               $ 302,465
                                                  =========


See accompanying notes to consolidated financial statements


                                       MIRACOM INDUSTRIES, INC.
                                 Consolidated Statement of Operations
                       Three and Nine months ended September 30, 2000 and 1999
                                             (Unaudited)


                                        Three months   Nine months    Three months   Nine months
                                        September 30,  September 30,  September 30,  September 30,
                                        2000           2000           1999           1999
                                        -----------    ------------   -----------    ------------


Net sales                               $   493,690    $ 1,490,207    $    45,403    $   168,476

Cost of sales                               459,998      1,431,514         33,311        107,684
                                        -----------    ------------   -----------    ------------

     Gross profit                            33,692         58,693         12,092         60,792

Selling, general and
 administrative expenses (note 6)            42,448        193,845         30,726        123,927
                                        -----------    ------------   -----------    ------------

     Operating income (loss)               ($ 8,756)    ($ 135,152)     ($ 18,634)     ($ 63,135)

Other income (expense):

 Interest expense                            4,059       ($ 4,390)      ($ 1,683)      ($ 1,794)
                                        -----------    ------------   -----------    ------------

     Income (loss) before income taxes     ($ 4,697)    ($ 139,542)     ($ 20,317)     ($ 64,929)

Income taxes                                      -            800              -            800
                                        -----------    ------------   -----------    ------------

     Net income (loss)                     ($ 4,697)    ($ 140,342)     ($ 20,317)     ($ 65,729)
                                        ===========    ============   ===========    ============

Earnings per common share                     $0.00         ($0.02)         $0.00         ($0.01)
                                        ===========    ============   ===========    ============

Weighted average number
 of common shares                         6,354,622      6,308,100      6,179,487      6,179,487
                                        ===========    ============   ===========    ============


See accompanying notes to consolidated financial statements


                                 MIRACOM INDUSTRIES, INC.
                           Consolidated Statement of Cash Flows
                       Nine months ended September 30, 2000 and 1999
                                        (Unaudited)


<PAGE) 46                                            Nine months    Nine months


                                                September 30,  September 30,
                                                2000           1999
                                                -----------    ------------


Cash flows from operating activities:
  Net income (loss)                              ($ 140,342)    ($ 65,729)
                                                  ---------      ---------

  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                    1,720            800
     Increase in accounts receivable              ($118,417)     ($ 17,272)
     Increase in prepaid payroll tax receivable           -      ($  3,676)
     Increase in other receivable                  ($38,366)     ($ 35,701)
     Increase in inventories                       ($29,679)     ($ 42,594)
     Decrease (increase) in other assets              1,843      ($  2,808)
     Increase in accounts payable                   181,860         24,258
     Increase in accrued expenses
      and other liabilities                          38,446         25,707
                                                  ---------      ---------
          Total adjustments                          37,407      ($ 51,286)
                                                  ---------      ---------
          Net cash provided by (used in)
          operating activities                   ($ 102,935)    ($ 117,015)
                                                  ---------      ---------

Cash flows from investing activities:
  Acquisition of property and equipment          ($   2,999)    ($  13,082)
                                                  ---------      ---------

          Net cash provided by (used in)
          investing activities                   ($   2,999)    ($  13,082)
                                                  ---------      ---------

Cash flows from financing activities:
     Issuance of Common Stock                            18         80,327
     Increase in additional paid-in capital          99,982              -
     Proceeds from note payable, convertible              -         52,000
     Proceeds from long-term debt                         -            800
     Repayment of long-term debt                      ($423)         ($244)
                                                  ---------      ---------
          Net cash provided by (used in)
          financing activities                       99,577        132,883
                                                  ---------      ---------
          Net decrease (increase) in cash           ($6,357)         2,786

Cash at beginning of period                           3,164              -
                                                  ---------      ---------
Cash at end of period                             $  (3,193)     $   2,786
                                                  =========      =========

Supplemental disclosure of cash flow information:
     Cash payments during the year for interest   $     881      $     101
                                                  =========      =========


See accompanying notes to consolidated financial statements


       48                        MIRACOM INDUSTRIES, INC.

                      Consolidated Statement of Stockholders' Equity
                           Nine months ended September 30, 2000
                                        (Unaudited)


                                                       Retained
                              Common    Additional     earnings
                              Stock     Paid-in       (accumulated
                                        Capital        deficits)      Total
                              -------   -----------    ----------     ---------

Balance at December 31,
 1999                         $618        82,209      ($231,192)     ($148,365)

Issuance of Common Stock
 (note 3)                       18        99,982            -          100,000

Net income (loss)               -           -         ($140,342)     ($140,342)
                              -------   -----------    ----------     ---------

Balance at September 30,
 2000                         $636       182,191      ($371,534)     ($188,707)
                              =======   ===========    ==========     =========


See accompanying notes to consolidated financial statements

                     MIRACOM INDUSTRIES, INC.

            Notes to consolidated Financial Statements

                        September 30, 2000

                           (Unaudited)


(1)  Summary of Significant Accounting Policies

Affirmative Statement
---------------------

The accompanying consolidated financial statements have been adjusted to include all adjustments which in the opinion of the management of the Company are necessary in order to make the consolidated financial statements not misleading.

Basis of Presentation
---------------------

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting.

Organization
------------

Miracom Industries, Inc. (the Company), formerly named Bigway,
Inc. was incorporated in Nevada on March 12, 1996.  Bigway, Inc.
was a shell corporation with no assets or liabilities and had no other material operations until the acquisition since its incorporation.

On April 25, 1999, Bigway, Inc. approved a Resolution of the Board of Directors whereby it authorized a "Corporate Combination Agreement", executed and accepted as effective April 26, 1999.
In accordance with the "Agreement", the Company acquired Miracom Industries, a California sole proprietorship, engaged in developing and manufacturing new and innovative consumer electronic products. Simultaneous with the consummation of the acquisition, Bigway, Inc. changed its name to Miracom Industries, Inc., whose main office is located in California, focusing its business direction on the manufacture of electronic products and distributing them to major department stores and wholesalers throughout the United States.

For both financial and income taxes reporting purposes, the Company utilizes a calendar year-end accounting period. The
Company's fiscal year subsequent to the acquisition ends December
31.

Revenue Recognition
-------------------

The Company recognizes revenue from product sales upon shipment. The Company does not provide a specific return policy. When the products are returned, the Company normally exchanges the products or provides credits to the customers. The returned products are directly shipped out to the supplier and receives new products or credits from the supplier. The Company does not provide sales discounts to the customers.

Inventories
-----------

Inventories, which consist of finished goods, are stated at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) basis. At September 30, 2000, the Company had inventories of $46,813 recorded at cost.

Property and Equipment
----------------------

Property and equipment are recorded at cost. Maintenance and repairs are expensed as paid, and expenditures that increase the useful life of the asset are capitalized.

For financial reporting purposes, depreciation is provided using the straight-line method over the following estimated useful lives of the respective assets.

          Furniture, fixtures and equipment       5 to 7 years

Research and Development
------------------------

The Company charges all research and development costs to expense when incurred.

Earnings Per Share
------------------

Earnings per share of common stock are computed by dividing net income by the weighted average number of shares outstanding during the period.

Income Taxes
------------

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109,
"Accounting for Income Taxes", which was adopted in 1999. The assets and liability approach used in SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities.

Income taxes consist of the minimum state franchise tax of $800. For the nine-month period ended September 30, 2000, no provision for federal income tax was made, because the Company is expected to be at a loss for the current year for federal income tax purposes. The ultimate establishment of provision for federal income tax is dependent upon the Company attaining future taxable earnings.

(2)  Going Concern
------------------

The Company has incurred net losses of $140,342 and $65,729 for the nine-month periods ended September 30, 2000 and 1999, respectively.

Management believes that the net loss of $140,342 for the nine-month period ended September 30, 2000 results mainly from $52,000 for research and development, which is an integral portion (32%) of the total selling, general and administrative expenses and mainly from an increase in sales competition in the mini-phone market. This matter raises substantial doubt about the Company's ability to continue as a going concern. If this expense was not incurred, management believes that total selling, general and administrative expenses might be $104,223, resulting in net losses of $50,720 for the nine-month period ended September 30, 2000. In order to survive in an increasingly competitive mini-phone market, the management decided to develop a new innovative consumer electronic products. The Company's continued existence is dependent upon the Company's ability to secure adequate investment for the successful completion of the development of its new products.

Management plans to seek additional capital through equity placements now in progress, and it believes that, if successfully funded and implemented, the development of the new products will improve operating results of the Company and net earnings will be recorded in the near future.

(3)  Common Stock Sale and Stock Warrants
-----------------------------------------

At March 14, 2000, the Company sold 50,000 shares of common stock and issued 50,000 stock warrants (exercisable at $1.00 per share with an exercise period of three (3) years from the date of issuance) for $50,000 ($1.00 per share). At March 17, 2000, 125,000 shares of the Company's common stock were sold at $0.40 per share for $50,000. The share price in each instance was determined by the by the approximate market price at the time of the sale. As of September 30, 2000, neither subscription rights nor stock warrants were exercised.

As of September 30, 2000, common stock status consists of the following:

No. of
Additional
shares                   Par        Common     Capital         paid-in
issued       Percent     value      stock      contribution    capital
---------    --------    -------    ------     --------        --------

2,500,000      39.34%    $0.0001    $  250     $  2,500        $  2,250
3,269,230      51.45%    $0.0001    $  327     $    327             -
  410,257       6.64%    $0.0001    $   41     $ 80,000        $ 79,959
  175,000       2.75%    $0.0001    $   18     $100,000        $ 99,982
---------    --------    -------    ------     --------        --------

6,354,487     100.00%    $0.0001    $  636     $182,827        $182,191
---------    --------    -------    ------     --------        --------



(4)  Notes Payable, Convertible
-------------------------------

At June 14, 1999, July 13, 1999, August 31, 1999 and October 18 and 29, 1999, the Company has 10% notes payable of $20,000, $20,000, $12,000, $50,000 and $35,000, respectively, maturing May
15, 2000 and convertible at $1.00 per share. The principal sums of the notes are payable at maturity date, and the interest is payable on the principal sums outstanding from time to time in arrears on the maturity date, at the rate of ten (10) percent per annum accruing from the date of initial issuance.

Any or all of the principal or any portion of the principle of the notes, including accrued interest, is convertible into the Company's common stock shares at $1.00 per share, at the notes holders' option, at any time commencing one year after the closing date until maturity.

At September 30, 2000, outstanding borrowing under the notes was $137,000, none of the notes were converted and the maturity dates of the notes were extended to November 1, 2000.

(5)  Current Portion of Long-Term Debt
--------------------------------------

In May, 1999, the Company had a long-term debt of $800, maturing December, 2000. The debt, payable in monthly installments of $56, bears interest at 36.30% and is secured by certain office equipment. At September 30, 2000, outstanding borrowing, all current portion, was $54.

(6)  Deferred Compensation
--------------------------

The Company incurred $37,622 of deferred salaries, the difference between the stated salaries ($76,500) at fair market value and the actual compensation ($38,878), for the services provided by the officers, which was charged to operations for the nine-month period ended September 30, 2000 and reported as a liability under the "Current Liabilities" section of the Consolidated Balance Sheet as of September 30, 2000.

At September 30, 2000, none of the deferred compensation was actually paid.

(7)  Concentration of Credit Risk and Significant Supplier
----------------------------------------------------------

Substantially all of the Company's revenues are derived from customers throughout the United States. For the nine-month period ended September 30, 2000, the Company sold approximately forty nine (49) percent of its products to one customer.

For the nine-month period ended September 30, 2000, the Company purchased approximately ninety one (91) percent of its products from one supplier. At September 30, 2000, the amount due to such supplier was $192,390, which was included in accounts payable.

(8)  Fair Value of Financial Instruments
----------------------------------------

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments. The carrying amount of note payable, convertible approximates fair value. The estimated fair value of the note is based upon the current rate at which the Company could borrow funds with a similar maturity.

(9)  Commitments and Contingencies
----------------------------------

At January 31, 2000, the Company entered into a noncancelable operating lease expiring through February, 2001 for office space.

Future minimum lease payments under the operating lease as of September 30, 2000 are as follows:

                                   2000      $    2,894
                                             -----------
                                             $    2,894
                                             ----------

Rent expense charged to operations for the nine-month period ended September 30, 2000 was $13,026.

Based upon advice from legal counsel, there are neither existing claims nor pending or threatened litigation, either asserted or unasserted, which would be material to the Company.





                     MIRACOM INDUSTRIES, INC.
                Consolidated Financial Statements
                    December 31, 1999 and 1998
           (With Independent Auditors' Report Thereon)




                           KWANG-HO LEE
                   Certified Public Accountant
                 3600 Wilshire Blvd., Suite 1416
                      Los Angeles, CA 90010


The Board of Directors
Miracom Industries, Inc.
La Mirada, California


We have audited the accompanying consolidated balance sheets of Miracom Industries, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the year and the nine-month period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Miracom Industries, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the year and the nine-month period then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about the ability to continue as a going concern. Management's plans in regards to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                   /s/
                                   Kwang-Ho Lee
                                   Certified Public Accountant


May 12, 2000


                       MIRACOM INDUSTRIES, INC.
                      Consolidated Balance Sheet

                      December 31, 1999 and 1998


                                                  Dec. 31,       Dec. 31,
                                                  1999           1998
                                                  ---------      ---------
          Assets

Current assets:

  Cash                                            $   3,164      $     966
  Accounts receivable - trade, less allowance
   for doubtful accounts of $0                       42,086              -
  Other receivable                                   45,929              -
  Inventories                                        17,134         39,123
                                                  ---------      ---------

          Total current assets                      108,313         40,089

Property and equipment, at cost:

  Furniture, fixtures and equipment                  13,082              -
                                                  ---------      ---------
                                                     13,082              -
  Less: accumulated depreciation                      1,279              -
                                                  ---------      ---------

          Net property and equipment                 11,803              -


Other assets:                                         2,808              -
                                                  ---------      ---------

          Total assets                            $ 122,924      $  40,089
                                                  =========      =========


          Liabilities and Stockholders' Equity

Current liabilities:

  Accounts payable                                $  27,169      $  24,816
  Note payable, convertible (note 4)                137,000              -

Current portion of long-term debt (note 5)            477                -
  Accrued expenses and other liabilities (note 3)   106,643             35
                                                  ---------      ---------

          Total current liabilities                 271,289         24,851

Long-term liabilities:                                    -              -
                                                  ---------      ---------

          Total long-term liabilities                     -              -

Owners' and Stockholders' equity:

  Common stock, par value $0.0001 per share.
   Authorized 50,000,000 shares; issued
   and outstanding 6,179,487 shares (note 3)            618              -
  Capital investment                                      -         15,000
  Additional paid-in capital (note 3)                82,209              -
  Retained earnings (deficits)                    ($231,192)           238
                                                  ---------      ---------

          Total stockholders' and
          owners' equity                          ($148,365)        15,238
                                                  ---------      ---------
          Total liabilities and stockholders'
          and owners' equity                      $ 122,924      $  40,089
                                                  =========      =========



See accompanying notes to consolidated financial statements


                          MIRACOM INDUSTRIES, INC.
                    Consolidated Statement of Operations
                      Year ended December 31, 1999 and
                     Nine months ended December 31, 1998


                                                  12 months      9 months
                                                  ended          ended

                                                  Dec. 31,       Dec. 31
                                                  1999           1998
                                                  ---------      ---------

Net sales                                         $ 246,497      $  95,244

Cost of sales                                       189,294         76,557
                                                  ---------      ---------

     Gross profit                                    57,203         18,687

Selling, general and
 administrative expenses (note 3)                   279,112         18,449
                                                  ---------      ---------

     Operating income (loss)                     ($ 221,909)           238

Other income (expense):

  Interest expense                               ($   5,983)             -
                                                  ---------      ---------

     Income (loss) before income taxes           ($ 227,892)           238

Income taxes                                            800              -
                                                  ---------      ---------

     Net income (loss)                           ($ 228,692)           238
                                                  =========      =========

Earnings per common share                        ($    0.04)             -
                                                  =========      =========

Weighted average number of common shares          6,179,487              -
                                                  =========      =========


See accompanying notes to consolidated financial statements

                          MIRACOM INDUSTRIES, INC.
                    Consolidated Statement of Cash Flows
                      Year ended December 31, 1999 and

                     Nine months ended December 31, 1998

                                                  12 months      9 months
                                                  ended          ended
                                                  Dec. 31,       Dec. 31
                                                  1999           1998
                                                  ---------      ---------
Cash flows from operating activities:
  Net income (loss)                              ($ 162,140)     $     238
                                                  ---------      ---------

  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                    1,279              -
     Increase in accounts receivable             ($  42,086)             -
     Increase in other receivable                ($  45,929)             -
     Increase in inventories                     ($  17,134)       (39,123)
     Increase in other assets                    ($   2,808)             -
     Increase in accounts payable                    27,169         24,816
     Increase in accrued expenses and
      other liabilities                             106,643             35
                                                  ---------      ---------
          Total adjustments                          27,134     ($  14,272)
                                                  ---------      ---------
          Net cash provided by (used in)
          operating activities                   ($ 201,558)    ($  14,034)
                                                  ---------      ---------

Cash flows from investing activities:
  Acquisition of property and equipment          ($  13,082)             -
                                                  ---------      ---------
          Net cash provided by (used in)
          investing activities                   ($  13,082)             -
                                                  ---------      ---------

Cash flows from financing activities:
     Issuance of common stock                        80,327              -
     Increase in capital investment                       -         15,000
     Proceeds from note payable, convertible        137,000              -
     Proceeds from long-term debt                       800              -
     Repayment of long-term debt                 ($     323)             -
                                                  ---------      ---------
          Net cash provided by (used in)

          financing activities                      217,804         15,000
                                                  ---------      ---------
          Net increase in cash                        3,164            966

Cash at beginning of year                                 -              -
                                                  ---------      ---------
Cash at end of year                               $   3,164      $     966
                                                  =========      =========

Supplemental disclosure of cash flow information:
     Cash payments during the year for interest   $     133              -
                                                  =========      =========


See accompanying notes to consolidated financial statements



                          MIRACOM INDUSTRIES, INC.
               Consolidated Statement of Stockholders' Equity
                        Year ended December 31, 1999


                                                       Retained
                              Common    Additional     earnings
                              Stock     Paid-in       (accumulated
                                        Capital        deficits)      Total
                              -------   ----------     ---------      ------
---

Balance at December 31,
 1998                          $250        2,250         ($2,500)
-

Issuance of common stock
 (note 3)                      $368       79,959             -
80,327


Net income (loss)               -            -         ($228,692)
($228,692)
       62                          -------   ----------     ---------      -
--------

Balance at December 31,
 1999                          $618       82,209       ($231,192)
($148,365)
                              =======   ===========    ==========
=========


See accompanying notes to consolidated financial statements

                          MIRACOM INDUSTRIES, INC.


                 Notes to consolidated Financial Statements

                              December 31, 1999


(1)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting.

Organization

Miracom Industries, Inc. (the Company), formerly named Bigway, Inc. was incorporated in Nevada on March 12, 1996. Bigway, Inc. was a shell corporation with no assets or liabilities and had no other material operations until the acquisition since its incorporation.

On April 25, 1999, Bigway, Inc. approved a Resolution of the Board of Directors whereby it authorized a "Corporate Combination Agreement", executed and accepted as effective April 26, 1999. In accordance with the "Agreement", the Company acquired a Miracom Industries, a California sole proprietorship engaged in developing new and innovative consumer electronic products. Simultaneous with the consummation of the acquisition, Bigway, Inc. changed its name to Miracom Industries, Inc., whose main office is located in California, focusing its business direction on the development of the electronic products and distributing them to major department stores and wholesalers throughout the United States.

For both financial and income taxes reporting purposes, the Company utilizes calendar year-end accounting period. The Company's fiscal year subsequent to the acquisition ends December 31.

Revenue Recognition

The Company recognizes revenue from product sales upon shipment. The Company does not provide a specific return policy. When the products are returned, the Company normally exchanges the products or provides credits to the customers. The returned products are directly shipped out to the supplier and receives new products or credits from the supplier. The

Company does not provide sales discounts to the customers.

Inventories

Inventories, which consist of finished goods, are stated at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) basis. At December 31, 1999, the Company had inventories of $17,134 recorded at cost.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are expensed as paid, and expenditures that increase the useful life of the asset are capitalized.

For financial reporting purposes, depreciation is provided using the straight-line method over the following estimated useful lives of the respective assets.

          Furniture, fixtures and equipment       5 to 7 years

Research and Development

The Company charges all research and development costs to expense when incurred.

Earnings Per Share

Earnings per share of common stock are computed by dividing net income by the weighted average number of shares outstanding during the period.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes", which was adopted in 1999. The assets and liability approach used in SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities.

Income taxes consist of the minimum state franchise tax of $800. For the year ended December 31, 1999, no provision for federal income tax was made, because the Company is expected to be at a loss for the current year for federal income tax purposes. The ultimate establishment of provision for federal income tax is dependent upon the Company attaining future taxable earnings.

(2)  Going Concern

The Company has incurred net losses of $228,692 and $2,500 in 1999 and 1998, respectively.

Management believes that the net loss of $228,692 for the year ended December 31, 1999 results mainly from $52,230 for research and development, $20,000 of out-of-pocket costs for the acquisition of Miracom Industries in 1999, and $66,552 of deferred salaries for the Company's officers, which are the integral portion (50%) of the total selling, general and administrative expenses and mainly from an increase in sales competition in the mini phone
market.   These matters raise substantial doubt about the Company's ability to continue as a going concern. If these expenses were not incurred, management believes that total selling, general and administrative expenses might be $140,330, resulting in net losses of $89,910 for the year ended December 31, 1999. In order to survive in an increasingly competitive mini phone market, the management decided to develop new innovative consumer electronic products. The Company's continued existence is dependent upon the Company's ability to secure adequate investment for the successful completion of the development of the new products.

Management plans to seek additional capital through equity placements now in progress, and it believes that, if successfully funded and implemented, the development of the new product will improve operating results of the Company and net earnings will be recorded in the near future.

(3)  Acquisitions

On April 26, 1999, in accordance with the "Agreement", the Company completed the acquisition. The acquisition qualified as a tax-free exchange and was accounted for as a pooling of interests. Bigway, Inc. acquired all of the assets (net assets: $104,912 as of acquisition date) of Miracom Industries in exchange for the issuance of 3,269,230 shares ($0.0001 per share) of the Company's common stock and secured a capital contribution from one of the shareholders in the amount of $125,000 (641,026 shares) for the issuance of 410,257 shares ($0.0001 per share and $80,000 contributed) of common stock and 230,769 shares ($0.0001 per share, $45,000 of common stock subscription receivable to be collected) of common stock subscription. Jimmy K. Sung owns 230,769 shares of common stock subscription. As of December 31, 1999, the subscription rights were not exercised.

As of December 31, 1999, common stock status consists of the following:

No. of                                                         Additional
shares                   Par        Common     Capital         paid-in
issued       Percent     value      stock      contribution    capital
---------    --------    -------    ------     --------        --------

2,500,000      40.46%    $0.0001    $  250     $  2,500        $  2,250
3,269,230      52.90%    $0.0001    $  327     $    327             -
  410,257       6.64%    $0.0001    $   41     $ 80,000        $ 79,959
---------    --------    -------    ------     --------        --------

6,179,487     100.00%    $0.0001    $  618     $ 82,827        $ 82,209
---------    --------    -------    ------     --------        --------


In accordance with the acquisition, the Company's financial statements have been restated for all periods prior to the acquisition to include the combined financial results of Bigway, Inc. and Miracom Industries. In connection with the acquisition, the Company incurred $20,000 of acquisition-related out-of-pocket costs which were charged to operations for the year ended December 31, 1999 and were accrued as liabilities under the "Current Liabilities" of the Consolidated Balance Sheet as of December 31, 1999.

Net sales and net income (loss) reported prior to the acquisition were as follows:

                         Four months ended   Year ended
                         April 25, 1999      December 31, 1998
                         (Unaudited)
                         ---------------     ---------------
Net sales:

  Bigway, Inc.           $       0           $       0
  Miracom Industries     $ 143,697           $  95,244
                         ---------           ---------
  Combined               $ 143,697           $  95,244
                         ---------           ---------

Net Income:

  Bigway, Inc.           $       0           $       0

  Miracom Industries     $ (20,939)          $     238
                         ---------           ---------
  Combined               $ (20,939)          $     238
                         ---------           ---------

In order to reflect all operating costs, the Company valued the services of the Company's officers at fair market value, which might be higher than their actual compensation received. Based upon their equity positions in the Company, however, the officers have each agreed to accept a reduced salary. The difference of $66,552 between their stated salaries ($102,000) and their actual compensation received ($35,478) were charged to the operations as deferred salaries for the year ended December 31, 1999 and were presented as liabilities under the "Current Liabilities" section of the Consolidated Balance Sheet as of December 31, 1999.

(4)  Note Payable, Convertible

At June 14, 1999, July 13, 1999, August 31, 1999 and October 18 and 29, 1999, the Company has 10% notes payable of $20,000, $20,000, $12,000, $50,000 and $35,000, respectively, maturing May
15, 2000 and convertible at $1.00 per share. The principal sums of the notes are payable at maturity date, and the interest is payable on the principal sums outstanding from time to time in arrears on the maturity date, at the rate of ten (10) percent per annum accruing from the date of initial issuance.

Any or all of the principal or any portion of the principal of the notes, including accrued interest, is convertible into the Company's common stock shares at $1.00 per share, at the notes holders' option, at any time commencing one year after the closing date until maturity.

At December 31, 1999, outstanding borrowing under the notes was $137,000.

(5)  Current Portion of Long-Term Debt

In May, 1999, the Company has a long-term debt of $800, maturing December, 2000. The debt, payable in monthly installments of $56, bears interest at 36.30% and is secured by certain office equipment. At December 31, 1999, an outstanding borrowing, all current portion, was $477.

(6)  Concentration of Credit Risk and Significant Supplier

Substantially all of the Company's revenues are derived from customers throughout the United States. For the year ended December 31, 1999, the Company sold approximately thirty (30) percent of its products to one customer. At December 31, 1999, the amount due from such customer was $1,522, which was included in accounts receivable.

For the year ended December 31, 1999, the Company purchased approximately eighty one (81) percent of its products from one supplier, who was an associated manufacturer of the Company. At December 31, 1999, the amount due to such supplier was $27,169, which was included in accounts payable.

(7)  Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments. The carrying amount of note payable, convertible approximates fair value. The estimated fair value of the note is based upon the current rate at which the Company could borrow fund with a similar maturity.

(8)  Commitments and Contingencies

At February 2, 1999, the Company entered into a noncancelable operating lease expiring through February, 2000 for office space.

Future minimum lease payments under the operating lease as of December 31, 1999 are as follows:

               Year ending December 31:

                                   2000      $    1,872
                                             ----------

                                             $    1,872
                                             ----------

Rent expense charged to operations for the year ended December
31, 1999 was $6,552.

Based upon advice from legal counsel, there are neither existing claims nor pending or threatened litigation, either asserted or unasserted, which would be material to the Company.



                       MIRACOM INDUSTRIES
               (A California Sole Proprietorship)
                      Financial Statements
                       December 31, 1998

          (With Independent Auditors' Report Thereon)




KWANG-HO LEE
Certified Public Accountant
3600 Wilshire Blvd., Suite 1416
Los Angeles, CA 90010

Miracom Industries
La Mirada, California

We have audited the accompanying balance sheet of Miracom Industries as of December 31, 1998 and the related statements of operations, owner's equity and cash flows for the nine-month period (April 17, 1998 to December 31, 1998) then ended. These financial statements are the responsibility of the Entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miracom Industries as of December 31, 1998 and the results of its operations and its cash flows for the nine-month period then ended in conformity with generally accepted accounting principles.


                                   /s/
                                   Kwang-Ho Lee
                                   Certified Public Accountant


January 27, 2000


                        MIRACOM INDUSTRIES
                          Balance Sheet
                        December 31, 1998


          Assets

Current assets:

     Cash                                         $     966
     Accounts receivable - trade, less
       allowance for doubtful accounts of $0            -
     Inventories                                     39,123
                                                  ---------

          Total current assets                       40,089

Property and equipment, at cost                         -
                                                  ---------

          Total assets                               40,089
                                                  =========



          Liabilities and Owner's Equity

Current liabilities:

     Accounts payable                             $  24,816
     Accrued expenses and other liabilities              35
                                                  ---------

          Total current liabilities                  24,851

Long term liabilities:

          Total long-term liabilities                   -
                                                  ---------

Owner's equity:

     Capital investment                              15,000
     Retained earnings (deficits)                       238
                                                  ---------

          Total owner's equity                       15,238
                                                  ---------

          Total liabilities and owner's equity       40,089
                                                  =========



See accompanying notes to financial statements




                        MIRACOM INDUSTRIES
                     Statement of Operations

Nine months ended December 31, 1998



Net Sales                                         $  95,244

Cost of sales                                        76,557
                                                  ---------

     Gross profit                                    18,687

Selling, general and administrative expenses         18,449
                                                  ---------

     Operating income (loss)                            238

Other income (expense)                                  -
                                                  ---------

     Income (loss) before income taxes                  238

Income taxes                                            -
                                                  ---------

     Net income (loss)                            $     238
                                                  =========


See accompanying notes to financial statements



                          MIRACOM INDUSTRIES
                      Statement of Owner's Equity
                  Nine months ended December 31, 1998



                                             Retained
                              Capital        Earnings
       73                                                   Investment
                                (Deficits)      Total
                              ----------     ----------     ----------

Balance at April 17, 1998     $ 15,000       $    -         $ 15,000

Less: withdrawal                   -              -              -

Net income (loss)                  -              238            238
                              ----------     ----------     ----------

Balance at December 31, 1998  $ 15,000            238         15,238
                              ==========     ==========     ==========



See accompanying notes to financial statements



                        MIRACOM INDUSTRIES
                     Statement of Cash Flows
               Nine months ended December 31, 1998



Cash flows from operating activities:
     Net income (loss)                            $     238
                                                  ---------
     Adjustments to reconcile net income to net
       cash provided by (used in) operating
       activities:
          Increase in inventories                 $ (39,123)
          Increase in accounts payable               24,816
          Increase in accrued expenses and
            other liabilities                            35
                                                  ---------

               Total adjustments                  $ (14,272)
                                                  ---------

               Net cash provided by (used in)
               operating activities               $ (14,034)
                                                  ---------

Cash flows from investing activities:                   -
                                                  ---------
               Net cash provided by (used in)
               investing activities                     -
                                                  ---------

Cash flows from financing activities:

     Increase in capital investment                  15,000
                                                  ---------
               Net cash provided by (used in)
               financing activities                  15,000
                                                  ---------

               Net increase in cash                     966

Cash at beginning of year                               -
                                                  ---------

Cash at end of year                               $     966
                                                  =========

Supplemental disclosure of
cash flow information:                                  -


See accompanying notes to financial statements



                        MIRACOM INDUSTRIES

                  Notes to Financial Statements

                        December 31, 1998



(1)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Organization

     Miracom Industries (the Entity), a California sole proprietorship, started its operation in California on April
     17, 1998.

     The Entity is primarily engaged in developing and distributing new and innovative consumer electronic products and distributing them to major department stores and wholesalers throughout the United States.

     For both financial and income taxes reporting purposes, the Entity utilizes calendar year-end accounting period. The
     Entity's calendar year ends December 31.

     Revenue Recognition

     The Entity recognizes revenue from product sales upon shipment.

     Inventories

     Inventories, which consist of finished goods, are stated at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) basis. At December 31, 1998, the
     Entity had inventories of $39,123 recorded at cost.

     Property and Equipment

     Property and equipment are recorded at cost. Maintenance and repairs are expensed as paid, and expenditures that increase the useful life of the asset are capitalized.

     For financial reporting purposes, depreciation is provided using the straight-line method over the estimated useful lives of the assets.

     Research and Development

     The Company charges all research and development costs to expense when incurred.


(2)  Concentration of Credit Risk and Significant Supplier

     Substantially all of the Entity's revenues are derived from customers throughout the United States. For the nine-month period ended December 31, 1998, the Entity sold approximately forty percent (40) percent of its products to one customer.

     For the nine-months ended December 31, 1998, the Entity purchased approximately one hundred (100) percent of its products from one supplier, who was an associated manufacturer of the Entity. At December 31, 1998, the amount due to such supplier was $24,816, which was included in accounts payable.


(3)  Fair Value of Financial Instruments

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The carrying values of cash, receivables, accounts payable and accrued liabilities approximate fair value due to the short term maturities of these instruments.


(4)  Commitments and Contingencies

     Based upon advice from legal counsel, there are neither existing claims nor pending or threatened litigations, either asserted or unasserted, which would be material to the Entity.


(5)  Subsequent Event - Acquisition

     On April 26, 1999, the Entity entered into an acquisition agreement (the "Agreement") with Bigway, Inc., a Nevada corporation. In accordance with the Agreement, the Entity was acquired into Bigway Inc., which changed its name to Miracom Industries, Inc. simultaneous with the consummation of the acquisition.

                             PART III

     FINANCIAL STATEMENTS AND EXHIBITS.

     (a)  FINANCIAL STATEMENTS

          1.   Unaudited Consolidated Financial Statements for
               September 30, 2000
          2.   Audited Consolidated Financial Statements for
               December 31, 1999 and 1998
          3.   Audited Financial Statements of Miracom Industries
               (a California sole proprietorship) for
               December 31, 1998


     (b)  EXHIBITS

      3.1   Articles of Incorporation, as amended, dated
            March 12, 1996
      3.2   Bylaws, adopted on March 14, 1996 and amended on
            July 1, 1999
     10.1   Merger Agreement between Miracom Industries and
            Bigway, Inc.
     10.2   $10,000 Convertible Note for Legal Services
     10.3   $10,000 Convertible Note for Investment Banking
            Services
     27     Financial Data Schedule



                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                     MIRACOM INDUSTRIES, INC.


Date: March 5, 2001               By:  /s/ Jimmy K. Sung
                                           Jimmy K. Sung
                                           President, Chairman


Date: March 5, 2001               By:  /s/ Paul Kim
                                           Paul Kim
                                           Secretary, Director

Exhibit 3.1    Articles of Incorporation


                    ARTICLES OF INCORPORATION

                                OF

                     MIRACOM INDUSTRIES, INC.


          FIRST.  The name of the corporation shall be:

                    MIRACOM INDUSTRIES, INC.

          SECOND. Its registered office in the State of Nevada is located at 2533 Carson Street, Carson City, Nevada 89706 that this Corporation may maintain an office, or offices, in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the By-Laws of said Corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meetings of Directors and Stockholders, outside the State of Nevada as well as within the State of Nevada.

          THIRD. The objects for which this Corporation is formed are: To engage in any lawful activity, including, but not limited to the following:

     (A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.

     (B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.

     (C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs wound up according to law.

     (D) Shall have power to sue and be sued in any court of law or equity.

     (E)  Shall have power to make contracts.

     (F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.

     (G) Shall have power to appoint such officers and agents as the affairs of the corporation shall require, and to allow them suitable compensation.

     (H) Shall have power to make By-Laws not inconsistent with the constitution or laws of the United States, or the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.

     (I) Shall have power to wind up and dissolve itself, or be wound up or dissolved.

     (J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if it desires, but such use or nonuse shall not in any way affect the legality of the document.

     (K) Shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

     (L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

     (M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or fund.

     (N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

     (O) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation of the corporation, or any amendment thereof.

     (P) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.

     (Q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities, as may be allowed by law.

          FOURTH. The total number of authorized capital stock is increased to Fifty Million (50,000,000) shares at $.0001 par value per share shall be authorized. Said shares at $.0001 par value may be issued by the corporation from time to time for such consideration as may be fixed from time to time by the Board of Directors.

          FIFTH. The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this Corporation, providing that the number of directors shall not be reduced to fewer than one (1).

     The name and post office address of the first board of Directors shall be one (1) in number and listed as follows:

     NAME                               POST OFFICE ADDRESS

     Patrick McMullen                   2533 North Carson Street
                                        Carson City, Nevada 89706

          SIXTH. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

          SEVENTH. The name and post office address of the Incorporator signing the Articles of Incorporation is as follows:

     NAME                               POST OFFICE ADDRESS

     Patrick McMullen                   2533 North Carson Street
                                        Carson City, Nevada 89706

          EIGHTH. The resident agent for this corporation shall be:

               LAUGHLIN ASSOCIATES, INC.

The address of said agent, and, the registered or statutory address of this corporation in the state of Nevada, shall be:

               2533 North Carson Street

               Carson City, Nevada 89706

          NINTH.  The corporation is to have perpetual existence.

          TENTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

          Subject to the By-Laws, if any, adopted by the Stockholders, to make, alter or amend the By-Laws of the Corporation.

          To fix the amount to be reserved as working capital over and above its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

          By resolution passed by a majority of the whole Board, to designate one (1) or more committees, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution, or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee, or committees, shall have such name, or names, as may be stated in the By-Laws of the Corporation, or as may be determined from time to time by resolution adopted by the Board of Directors.

          When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as its Board of Directors deems expedient and for the best interests of the Corporation.

          ELEVENTH. No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

          TWELFTH. No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or
(ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

          THIRTEENTH. This Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon Stockholders herein are granted subject to this reservation.

Exhibit 3.2    Bylaws of the Company


                              BYLAWS

                                OF

                    "MIRACOM INDUSTRIES, INC."
                       A Nevada Corporation


                            ARTICLE I

                           Stockholders

     Section 1. Annual Meeting. Annual meetings of the stockholders, commencing with the year 1996, shall be held on the 1st day of October each year if not a legal holiday and, if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

     Section 2. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

     Section 3. Place of Meetings. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

     Section 4. Quorum; Adjourned Meetings. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present 'in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

     Section 5. Voting. Each stockholder of record of the corporation holding stock which is entitled to vote at this meeting shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

     When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

     Section 6. Proxies. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

     Section 7. Action Without Meeting. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                            ARTICLE II

                            Directors

     Section 1. Management of Corporation. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

     Section 2. Number, Tenure, and Qualifications. The number of directors which shall constitute the whole board shall be at least one. The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen. The directors shall be elected at the annual meeting of the stockholders and except as provided in Section 2 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

     Section 3. Vacancies. Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the renaming directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously.

     A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased, or if the stockholders fall at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

     If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

     No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

     Section 4. Annual and Regular Meetings. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

     Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

     Section 5. First Meeting. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

     Section 6. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman or the President or by any Vice-President or by any two directors.

     Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if such address is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company at least three (3) days prior to the time of the holding of the meeting. In case such notice is hand delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

     Section 7. Business of Meetings. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

     Section 8. Quorum, Adjourned Meetings. A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

     A quorum of the directors may adjourn any directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

     Notice of the time and place of holding an adjourned meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

     Section 9. Committees. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of at least one or more of the directors of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

     The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

     Section 10. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

     Section 11. Special Compensation. The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.


                          ARTICLE III

                            Notices

     Section 1. Notice of Meetings. Notices of meetings shall be in writing and signed by the President or a Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

     Section 2. Effect of Irregularly Called Meetings. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part 'in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

     Section 3. Waiver of Notice. Whenever any notice whatever is required to be given under the provisions of the statutes, of the

Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


                            ARTICLE IV

                             Officers

     Section 1. Section. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer, none of whom need be directors. Any person may hold two or more offices. The Board of Directors may appoint a Chairman of the Board, Vice-Chairman of the Board, one or more vice presidents, assistant treasurers and assistant secretaries.

     Section 2. Chairman of the Board. The Chairman of the Board shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

     Section 3. Vice-Chairman of the Board. The Vice-Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

     Section 4. President. The President shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all Instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation. In the absence of the President the Vice President will assume all of the President's responsibilities.

     Section 5. Vice-President. The Vice-President shall act under the direction of the' President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of

Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents.
The duties and powers of the President shall descend to the Vice-
Presidents in such specified order of seniority.

     Section 6. Secretary. The Secretary shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors. In the absence of the Secretary the Vice President will assume all of the Secretary's responsibilities

     Section 7. Assistant Secretaries. The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

     Section 8. Treasurer. The Treasurer shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation. In the absence of the Treasurer the Vice President will assume all of the Treasurer's responsibilities.

     If required by the Board of Directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

     Section 9. Assistant Treasurers. The Assistant Treasurers in the order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

     Section 10. Compensation. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

     Section 11. Removal, Resignation . The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.


                            ARTICLE V

                          Capital Stock

     Section 1. Certificates. Every stockholder shall be entitled to have a certificate signed by the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate, which the corporation shall issue to represent such stock.

     If a certificate is signed (1) by a transfer agent other than the corporation or its employees or (2) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

     Section 2. Surrendered; Lost or Destroyed Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

     Section 3. Replacement Certificates. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     Section 4. Record Date. The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten

(10) days preceding the date of any meeting of stockholders, or the date for the payment of any distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the determination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such distribution, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such distribution, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

     Section 5. Registered Owner. The corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and distribution, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.


                            ARTICLE VI

                        General Provisions

     Section 1. Registered Office. The registered office of this corporation shall be in the State of Nevada.

     The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

     Section 2. Distributions. Distributions upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law.

Distributions may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

     Section 3. Reserves. Before payment of any distribution, there may be set aside out of any funds of the corporation available for distributions such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing distributions or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

     Section 4. Checks; Notes. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     Section 5. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

     Section 6. Corporate Seal. The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.


                           ARTICLE VII

                         Indemnification

     Section 1. Indemnification of Officers and Directors, Employees and Other Persons. Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, Joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid "in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such night of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

     Section 2. Insurance. The Board of Directors may cause the corporation to purchase and maintain' 'insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

     Section 3. Further Bylaws. The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.


                           ARTICLE VIII

                            Amendments

     Section 1. Amendments by Stockholders. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote for the election of directors of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

     Section 2. Amendments by Board of Directors. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.


APPROVED AND ADOPTED March 14, 1996 (originally) and amended
July 1, 1999.


SECRETARY


______________________



                     CERTIFICATE OF SECRETARY

     I hereby certify that I am the Secretary of MIRACOM
INDUSTRIES, INC. and that the foregoing Bylaws, consisting of 13 pages, constitute the code of Bylaws of the Company as duly adopted at a regular meeting of the Board of Directors of the corporation held March 14, 1996 and Amended July 1, 1999.

     In witness whereof, I have hereunto subscribed my name
July 1, 1999.


Secretary


___________________________

Exhibit 10.1   Merger Agreement between Miracom Industries and
               Bigway, Inc.


                 CORPORATE COMBINATION AGREEMENT


     This agreement and plan of Merger (the "Agreement") dated April 2, 1999 is by and between Bigway, Inc., a Nevada corporation ("BIGWAY"), having its principal offices at 1475 Terminal Way, Suite E, Reno, Nevada and the interest holders of Miracom Industries, a California sole proprietorship (Jimmy K. Sung and Paul Kim as a de facto partner) ("Miracom"), all of whom are listed on Exhibit A (the "Partners") to this Agreement, and having its principal offices at 14747 Artesia Boulevard, Suite 1F, La Mirada, California.

                            RECITALS:

     A. BIGWAY desires to acquire all of the assets of Miracom and the Partners of MIRACOM desire to exchange all of their assets for shares of BIGWAY's authorized but unissued Common stock as hereinafter provided.

     B. It is the intention of the parties hereto that: (i) BIGWAY shall acquire all of the assets of MIRACOM in exchange solely for the number of shares of BIGWAY's authorized but unissued shares of Common Stock, par value $0.001 ("Common Stock"), set forth below (the "Exchange"); (ii) the Exchange shall qualify as a tax free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and related sections thereunder; and (iii) the Exchange shall qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended, and under the applicable securities laws of each state or jurisdiction where the Shareholders and/or Partners reside.

     C. The board of directors of BIGWAY deems it to be in the best interest of BIGWAY and its shareholders to acquire all of the assets of MIRACOM.

     D. The Partners of MIRACOM deem it to be in the best interest of MIRACOM to exchange all of the assets of MIRACOM for shares of BIGWAY, as hereinafter provided.

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the parties hereto agree as follows:


SECTION 1.  EXCHANGE OF SHARES

     1.1 Exchange of Shares. BIGWAY and the Partners of MIRACOM hereby agree that the Partners shall, on the Closing Date (as hereinafter defined), exchange all of the assets of MIRACOM for 3,910,256 shares of BIGWAY, which will be restricted against resale for a period in compliance with Rules 144 and 145. The MIRACOM assets being tendered will represent all of the assets of MIRACOM (the "Assets"). The Assets of MIRACOM owned by each Partner and the number of shares of BIGWAY Common Stock which each will receive in the Exchange are set forth in Exhibit A hereto.

     1.2 Delivery of Shares. On the Closing Date, the Partners will deliver to BIGWAY the documents representing the Assets or control of the Assets, duly endorsed so as to make BIGWAY the sole owner thereof. Simultaneously, BIGWAY will deliver certificates representing the BIGWAY Shares to the Partners subject to certain conditions as set forth in Section 8 of this Agreement. The Exchange shall not be effected unless a minimum of ninety (90%) percent of MIRACOM Assets are delivered to BIGWAY on the Closing Date (as is more fully set forth in Section 8 of this Agreement).

     1.3 Investment Intent. The BIGWAY Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be resold unless the BIGWAY Shares are registered under the Act or an exemption from such registration is available. The Partners represent and warrant that each of them is acquiring the BIGWAY Shares for his own account, for investment, and not with a view to the sale or distribution of the BIGWAY shares. Each certificate representing the BIGWAY Shares will have a legend thereon incorporating language or substantially similar language, as follows:

     "The Shares represented by the certificate have not been registered under the Securities Act of 1933, as amended (the "Act"). The shares have been acquired for investment and may not be sold or transferred in the absence of an effective Registration Statement for the shares under the Act unless in the opinion of counsel satisfactory to the Company, registration is not required under the Act."


SECTION 2. REPRESENTATIONS AND WARRANTIES OF MIRACOM
     MIRACOM hereby represents and warrants as follows:
     2.1 Organization and Good Standing: Ownership of Assets. MIRACOM is a general partnership duly organized, validly existing and in good standing under the laws of the State of California. There are no outstanding rights, options or other agreements obligating MIRACOM to issue, sell or transfer any interests, rights or other assets of MIRACOM except as listed on Schedule
2.1 attached hereto and made a part hereof.

     2.2 Partnership Authority. MIRACOM has the power to enter into this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby have been duly authorized by the Partners of MIRACOM. The execution and performance of this Agreement will not constitute a material breach of any agreement, indenture, mortgage, license or other instrument or document to which MIRACOM is a party and will not violate any judgment, decree, order, writ, rule, statute, or regulation applicable to MIRACOM or its properties. The execution and performance of this Agreement will not violate or conflict with any provision of the Partnership Agreement of MIRACOM.

     2.3 Ownership of Partnership Interests and Assets. Except as set forth on Schedule 2.3, the Partners are the owners of record and beneficially of all of the Assets of MIRACOM, which Assets are free and clear of all rights, claims, liens and encumbrances, and have not been sold, pledged, assigned or otherwise transferred except pursuant to this Agreement. The Assets represent all of the Assets of MIRACOM.

     2.4 Financial Statements, Books and Records. Schedule 2.4 consists of the unaudited financial statements (balance sheet, income statement, notes) of MIRACOM as of March 31, 1999 and for the previous fiscal year, starting April 17, 1998 (the "Financial Statements"). The Financial Statements fairly represent the financial position of MIRACOM as at such dates and the results of MIRACOM's operations for the periods then ended. The Financial Statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis with prior periods except as otherwise stated therein. The books of account and other financial records of MIRACOM are in all respects complete and correct in all material respects and are maintained in accordance with good business and accounting practices.

     2.5 Access to Records. The partnership financial records, books and other documents and records of MIRACOM have been made available to BIGWAY prior to the Closing hereof.

     2.6 No Material Adverse Changes. Since March 31, 1999 there has not been:

               (i) any material adverse change in the financial position of MIRACOM except changes arising in the ordinary course of business, which changes will in no event materially or adversely affect the financial position of MIRACOM;

               (ii) any damage, destruction or loss materially affecting the assets, prospective business, operations or condition (financial or otherwise) of MIRACOM whether or not covered by insurance;

               (iii) any sale of an asset (other than in the ordinary course of business) or any mortgage or pledge by MIRACOM of any properties or assets, other than as set forth in Section 2.13 below; or

               (iv) adoption of any pension, profit sharing, retirement or similar plan or arrangement.

     2.7 Taxes. MIRACOM as of December 31, 1998, has filed all material tax, governmental and/or related forms and reports (or extensions thereof) due or required to be filed and has (or will have) paid or made adequate provisions for all taxes or assessments which had become due as of December 31, 1998, and there are no deficiency notices outstanding, which will attach to or encumber the Assets. The partners will be responsible for their own tax returns, which are of no consequence to this Agreement.

     2.8 Compliance with Laws. MIRACOM has complied with all federal, state, county and local laws, ordinances, regulations, inspections, orders, judgments, injunctions, awards or decrees applicable to it or its business which, if not complied with, would materially and adversely affect the business of MIRACOM.

     2.9 No Breach. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not:

               (i) violate any provision of the Partnership
          Agreement of MIRACOM;

               (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time, or both constitute) a default under any contract or other agreement to which MIRACOM is a party or by or to which it or any of its assets or properties may be bound or subject;

               (iii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, MIRACOM or upon the properties or business of MIRACOM; or

               (iv) violate any statute, law or regulation of any jurisdiction applicable to the transactions contemplated herein which could have a materially adverse effect on the business or operations of MIRACOM.

     2.10 Actions and Proceedings. MIRACOM is not a party to any material pending litigation or, to its knowledge, any governmental investigation or proceeding not reflected in the MIRACOM Financial Statements, and to its best knowledge, no material litigation, claims, assessments or Non-governmental proceedings are threatened against MIRACOM except as set forth on
Schedule 2.10 attached hereto and made a part hereof.

     2.11 Agreements. Schedule 2.11 sets forth any material contract or arrangement to which MIRACOM is a party or by or to which it or its assets, properties or business are bound or subject, whether written or oral.

     2.12 Brokers or Finders. No broker's or finder's fee will be payable by MIRACOM in connection with the transactions contemplated by this Agreement, nor will any such fee be incurred as a result of any actions by MIRACOM or any of its Partners.

     2.13 Real Estate.  Except as set forth on Schedule 2.13,
MIRACOM owns no real property nor is a party to any leasehold agreement.

     2.14 Tangible Assets. MIRACOM has full title and interest in all machinery, equipment, furniture, leasehold improvements, fixtures, projects, owned or leased by MIRACOM, any related capitalized items or other tangible property material to the business of MIRACOM (the "Tangible Assets"), other than as set forth in Section 2.13. MIRACOM holds all rights, title and interest in all the Tangible Assets owned by it on the Balance Sheet or acquired by it after the date on the Balance Sheet free and clear of all liens, pledges, mortgages, security interests, conditional sales contracts or any other encumbrances. All of the Tangible Assets are in good operating condition and repair and are usable in the ordinary course of business of MIRACOM and conform to all applicable laws, ordinances and government orders, rules and regulations relating to their construction and operation, except as set forth on Schedule 2.14 hereto.

     2.15 Liabilities. MIRACOM did not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued or absolute, contingent or otherwise, including, without limitation, any liability on account of taxes, any governmental charge or lawsuit (all of the foregoing collectively defined to as "Liabilities"), which are not fully, fairly and adequately reflected on the Financial Statement except for a specific Liabilities set forth on Schedule 2.15 attached hereto and made a part hereof. As of the date of Closing, MIRACOM will not have any Liabilities, other than Liabilities fully and adequately reflected on the Financial Statements except for Liabilities incurred in the ordinary course of business and as set forth in
Schedule 2.15. To the best knowledge of the Partners, there is no circumstance, condition, event or arrangement which may hereafter give rise to any Liabilities not in the ordinary course of business.

     2.16 Operations of MIRACOM.  From the date of the Financial
Statements through date of Closing, hereto MIRACOM has not and will not have:

               (i) incurred any indebtedness or borrowed money;

               (ii) declared or made any distribution of any kind to any Partner, or made any direct or indirect redemption, retirement, purchase or other acquisition of any of its Assets;

               (iii) made any loan or advance to any Partner, employee, consultant, agent or other representative or made any other loan or advance otherwise than in the ordinary course of business;

               (iv) except in the ordinary course of business, incurred or assumed any indebtedness or liability
          (whether or not currently due and payable);

               (v) disposed of any Assets of MIRACOM except in the ordinary course of business, except as described in
          Schedule 2.13;

               (vi) materially increased the annual level of compensation of any executive employee of MIRACOM;

               (vii) increased, terminated, amended or otherwise modified any plan for the benefit of employees of MIRACOM.

               (viii) except in the ordinary course of business, entered into or modified any contract, agreement or transaction, except as described in Schedule 2.13.

     2.17 Capitalization. MIRACOM has not granted, issued or agreed to grant, issue or make any commitments of any character relating to the Assets of MIRACOM except as set forth on Schedule
2.1 attached hereto and made a part hereof. MIRACOM has no subsidiaries or other entities except as listed on Schedule 2.17 attached hereto, setting forth the shares or percentage interest owned by MIRACOM.

     2.18 Full Disclosure. No representation or warranty by MIRACOM in this Agreement or in any document or schedule to be delivered by them pursuant hereto, and no written statement, certificate or instrument furnished or to be furnished by MIRACOM pursuant hereto or in connection with the negotiation, execution or performance of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any fact necessary to make any statement herein or therein not materially misleading or necessary to a complete and correct presentation of all material aspects of the business of MIRACOM.

     2.19 Minimum Gross Sales and/or Net Worth. The gross sales of MIRACOM are no less than those of MIRACOM on March 31, 1999, as represented in the financial statements provided.


SECTION 3.  REPRESENTATIONS AND WARRANTIES OF BIGWAY

     BIGWAY hereby represents and warrants as follows:

     3.1 Organization and Good Standing. BIGWAY is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. It has the corporate power to own its own property and to carry on its business as now being conducted and is duly qualified to do business in any jurisdiction where so required except where the failure to so qualify would have no material negative impact.

     3.2 Corporate Authority. BIGWAY has the corporate power to enter into this Agreement and to perform their respective obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of BIGWAY and the shareholders as required by Nevada law. The execution and performance of this Agreement will not constitute a material breach of any agreement, indenture, mortgage, license or other instrument or document to which BIGWAY is a party and will not violate any judgment, decree, order, writ, rule, statute, or regulation applicable to BIGWAY or its properties. The execution and performance of this Agreement will not violate or conflict with any provision of the respective Articles of Incorporation or by-laws of BIGWAY.

     3.3 The BIGWAY Shares. As of the Closing Date, there are approximately 27 shareholders of record that are the owners of 2,500,000 shares of BIGWAY Common Stock (and zero (0) shares of Preferred Stock), none of whom owns in excess of 5% of the issued and outstanding shares, except as may be set forth on Schedule
3.3. There are no outstanding warrants, issued stock options, stock rights or other commitments of any character relating to the issued or unissued shares of either Common Stock or Preferred Stock of BIGWAY, other than those which are set forth on Schedule
3.3 attached hereto. The BIGWAY shares on schedule 3.3 represent all of the outstanding capital stock of BIGWAY.

     At the Closing, the BIGWAY Shares to be issued and delivered to the MIRACOM Partners will, when so issued and delivered, constitute valid and legally issued shares of BIGWAY Common
Stock, fully paid and nonassessable.

     3.4 Financial Statement: Books and Records. Schedule 3.4 consists of the financial statements (balance sheet, income statement and Notes) of BIGWAY for the fiscal year ended December 31, 1998, and for the preceding 2-year period (collectively the "Financial Statements"). The Financial Statements fairly represent the financial position of BIGWAY as at such date and the results of their operations for the periods then ended. The Financial Statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis with prior periods except as otherwise stated therein. The books of account and other financial records of BIGWAY are in all respects complete and correct in all material respects and are maintained in accordance with good business and accounting practices.

     3.5  No Material Adverse Changes.

     Since March 31, 1999, there has not been:

               (i) any materially adverse change in the financial position of BIGWAY except changes arising in the ordinary course of business, which changes will in no event materially and adversely affect the financial position of BIGWAY, and the past audit for the fiscal year ended December 31, 1998 will be consistent with the representations made by BIGWAY to MIRACOM.

               (ii) any damage, destruction or loss materially affecting the assets, prospective business, operations or condition (financial or otherwise) of BIGWAY whether or not covered by insurance;

               (iii) any declaration setting aside or payment of any dividend or distribution with respect to any redemption or repurchase of BIGWAY capital stock;

               (iv) any sale of an asset (other than in the ordinary course of business) or any mortgage pledge by BIGWAY of any properties or assets; or

               (v) adoption or modification of any pension, profit sharing, retirement, stock bonus, stock option or similar plan or arrangement.

               (vi) except in the ordinary course of business, incurred or assumed any indebtedness or liability, whether or not currently due and payable;

               (vii) any loan or advance to any shareholder, officer, director, employee, consultant, agent or other representative or made any other loan or advance otherwise than in the ordinary course of business;

               (viii) any material increased in the annual level of compensation of any executive employee of BIGWAY;

               (ix) except in the ordinary course of business, entered into or modified any contract, agreement or transaction, except as described in Schedule 3.5;

               (x) issued any equity securities or rights to acquire equity securities other than as set forth in
          Schedule 3.5.

     3.6 Taxes. BIGWAY has timely filed all material tax, governmental and/or related forms and reports (or extensions thereof) due or required to be filed and has paid or made adequate provisions for all taxes or assessments which have become due as of the Closing Date, and there are no deficiencies outstanding.

     3.7 Compliance with Laws. BIGWAY has complied with all federal, state, county and local laws, ordinances, regulations, inspections, orders, judgments, injunctions, awards or decrees applicable to it or its business, which, if not complied with, would materially and adversely affect the business of BIGWAY or the trading market for the BIGWAY Shares and specifically, and to the best of its knowledge, BIGWAY complied with provisions for registration under the Securities Act of 1933 and all applicable blue sky laws in connection with its public stock offering and there are no outstanding, pending or threatened stop orders or other actions or investigations relating thereto.

     3.8 Actions and Proceedings. BIGWAY is not a party to any material pending litigation or, to its knowledge, any governmental proceedings are threatened against BIGWAY, except as set forth on Schedule 3.8 attached hereto and made a part hereof.

     3.9 Periodic Reports. BIGWAY is not a reporting company (under Section 12(g)) and has no current obligation to file reports with the SEC, however, BIGWAY has delivered to MIRACOM true and complete copies of all forms filed pursuant to SEC Rules and Regulations under the Securities Exchange Act of 1934, as amended. As of their respective dates, such reports and statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance under which they were made, not misleading.
Schedule 3.9 sets forth all of the documentation of such reports BIGWAY has delivered to MIRACOM.

     3.10 Disclosure. BIGWAY has (and at the Closing it will have) disclosed in writing all events, conditions and facts materially affecting the business, financial conditions or results of operation of BIGWAY all of which have been set forth herein. BIGWAY has not now and will not have, at the Closing, withheld disclosure of any such events, conditions, and facts which they have knowledge of or have reasonable grounds to know may exist. BIGWAY has identified all oral and written agreements between Bigway and third parties affecting the business credit and/or stock pledges of BIGWAY which have been fully disclosed to MIRACOM in writing on Schedule 3.10.

     3.11 Capitalization. The authorized Capital Stock of BIGWAY consists of 50,000,000 shares of Common Stock of which 2,500,000 shares of Common Stock are issued and outstanding and has authorized 0 shares of Preferred Stock, par value $0.00l per share, of which zero (0) shares are issued and outstanding.

     3.12 Access to Records. The corporate financial records, minute books, and other documents and records of BIGWAY have been made available to MIRACOM prior to the Closing hereof.

     3.13 No Breach. The execution, delivery and performance of this of this Agreement and the consummation of the transactions contemplated hereby will not:

               (i) violate any provision of the Articles of Incorporation or By-Laws of BIGWAY;

               (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any contract or other agreement to which BIGWAY is a party or by or to which it or any of its assets or properties may be bound or subject;

               (iii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, BIGWAY or upon the securities, properties or business to BIGWAY; or

               (iv) violate any statute, law or regulation of any jurisdiction applicable to the transactions contemplated herein.

     3.14 Brokers or Finders. No broker's or finder's fee will be payable by BIGWAY in connection with the transactions contemplated by this Agreement, nor will any such fee be incurred as a result of any actions of BIGWAY.

     3.15 OTC Bulletin Board. BIGWAY shares are able to be listed on the OTC Bulletin Board under a symbol to be chosen. No representation is being made by BIGWAY of any value as to the
trading of the shares of BIGWAY,   At the Closing Date, and
thereafter until such time as BIGWAY becomes a reporting company, BIGWAY Rule 15(c)2-11 documentation and reports required to be filed with the SEC as discussed above shall have been updated and shall be current in all material respects, except as may appear on Schedule 3.15.

     3.16 Authority to Execute and Perform Agreements. BIGWAY has the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. This Agreement has been duly executed and delivered and is the valid and binding obligation of BIGWAY enforceable in accordance with its terms, except as may be limited by bankruptcy, moratorium, insolvency or other similar laws generally affecting the enforcement of creditors' rights. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and the performance by BIGWAY of this Agreement, in accordance with its respective terms and conditions will not:

               (i) require the approval or consent of any governmental or regulatory body or the approval or consent of any other person;

               (ii) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with any notice or lapse of time or both would constitute) a default under, any order, judgment or decree applicable to BIGWAY, or any instrument, contract or other agreement to which BIGWAY is a party or by or to which BIGWAY is bound or subject; or

               (iii) result in the creation of any lien or other encumbrance on the assets or properties of BIGWAY.

     3.17 Full Disclosure. No representation or warranty by BIGWAY in this Agreement or in any document or schedule to be delivered by them pursuant hereto, and no written statement, certificate or instrument furnished or to be furnished by BIGWAY pursuant hereto or in connection with the negotiation, execution or performance of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any fact necessary to make any statement herein or therein not materially misleading or necessary to complete and correct presentation of all material aspects of the business of BIGWAY.


SECTION 4.  CONDITIONS PRECEDENT

     4.1 Conditions Precedent to the Obligation of MIRACOM and its Partners. All obligations of MIRACOM and its Partners under this Agreement are subject to the fulfillment, prior to or as of the Closing Date, as indicated below, of each of the following conditions:

               (a) The representations and warranties by or on behalf of BIGWAY contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof shall be true in all material respects at and as of Closing Date as though such representations and warranties were made at and as of such time.

               (b) BIGWAY shall have performed and complied in all material respects, with all covenants, agreements, and conditions set forth in, and shall have executed and delivered all documents required by this Agreement to be performed or complied with or executed and delivered by them prior to or at the Closing.

               (c) On or before the Closing, the Board of Directors and the shareholders of BIGWAY shall have approved, in accordance with Nevada law, the execution, delivery and performance of this Agreement and the consummation of the transaction contemplated herein and authorized all of the necessary and proper action to enable BIGWAY to comply with the terms of the Agreement.

               (d) The Exchange shall be permitted by Nevada law and BIGWAY shall have sufficient shares of BIGWAY
          Common Stock authorized to complete the Exchange.

               (e) At the Closing, all instruments and documents delivered to MIRACOM and the Partners pursuant to provisions hereof shall be reasonably satisfactory to legal counsel for MIRACOM.

               (f) At the Closing, BIGWAY shall have delivered to MIRACOM an opinion of counsel dated as of the Closing to the effect that:

                    (i) BIGWAY is a corporation duly organized,
               validly existing and in good standing under the laws of the State of Nevada;

                    (ii) This Agreement has been duly authorized
               executed and delivered by BIGWAY and is a valid and binding obligation of BIGWAY enforceable in accordance with its terms;

                    (iii) BIGWAY, through its Board of Directors
               and its shareholders, has taken all corporate action necessary for performance under this Agreement;

                    (iv) The documents executed and delivered to
               MIRACOM and the MIRACOM Partners hereunder are valid and binding in accordance with their terms to the shares of BIGWAY Shares to be issued pursuant to Section 1.1 hereof, and such Shares will be duly and validly issued, fully paid and non-assessable; and

                    (v) BIGWAY has the corporate power to
               execute, deliver the Shares and perform under this Agreement.

               (g) The shares of restricted BIGWAY Common Stock to be issued to the Partners of MIRACOM at Closing will be validly issued, nonassessable and fully paid under Nevada corporation law and will be issued in a non-public offering and isolated transaction in compliance with all federal and state securities laws, bearing a restrictive legend, as is more fully set forth above.

               (h) This transaction must have been approved by MIRACOM.

               (i) BIGWAY shall have performed the following financial commitments to MIRACOM:

                    (1) Secured a capital contribution from Sung and Kim in the amount of $125,000.00, for which the issuance of 61% (rather than 51% of the Company has occurred);

                    (2)  Secured a loan from Morse Financial,
                         Inc. in the amount of $125,000.00,
                         convertible after 1 year at $1.00 per
                         share;

                    (3)  Converted existing debt to James Morse
                         of $100,000 into a loan or convertible
                         debenture as an obligation of Bigway,
                         also convertible after 1 year at $1.00
                         per share, at James Morse's discretion
                         or option;

     4.2  Conditions Precedent to the Obligations of BIGWAY and
BIGWAY Shareholders. All obligations of BIGWAY under this Agreement are subject to the fulfillment, prior to or at Closing, of each of the following conditions:

               (a) The representations and warranties by MIRACOM and its Partners, contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof shall be true in all material respects at and as of the Closing as though such representations and warranties were made at and as of such time;

               (b) MIRACOM and its Partners shall have performed and complied with, in all material respects, with all covenants, agreements, and conditions set forth in, and shall have executed and delivered all documents required by this Agreement to be performed or complied or executed and delivered by them prior to or at the Closing;

               (c) MIRACOM shall deliver on behalf of its Partners to BIGWAY a letter commonly known as an "Investment Letter," or investment representations acknowledging that the shares of BIGWAY Common Stock are being acquired for investment purposes.

               (d) MIRACOM and its Partners shall deliver an opinion of its legal counsel to BIGWAY to the effect that:

                    (i) MIRACOM is a general partnership duly
               organized validly existing and in good standing under the laws of the State of California and is duly qualified to do business in any jurisdiction where so required except where the failure to so qualify would have no material adverse impact on the company;

                    (ii) MIRACOM has the partnership authority to
               carry on its business as now being conducted; and

                    (iii) This Agreement has been duly
               authorized, executed and delivered by MIRACOM.


SECTION 5.  COVENANTS

     5.1 Corporate Examinations and Investigations. Prior to the Closing Date, the parties acknowledge that they have been entitled, through their employees and representatives, to make such investigation of the assets, properties, business and operations, books, records and financial condition of the other as they each may reasonably require. No investigations, by a party hereto shall, however, diminish or waive any of the representations, warranties, covenants or agreements of the party under this Agreement.

     5.2 Expenses. Each party hereto agrees to pay its own costs and expenses incurred in negotiating this Agreement and consummating the transactions described herein, other than as set forth in Section 4.1(i) above.

     5.3 Further Assurances. The parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall use its best efforts to fulfill or obtain the fulfillment of the conditions to the Closing, including, without limitation, the execution and delivery of any documents or other papers, the execution and delivery of which are necessary or appropriate to the Closing.

     5.4 Confidentiality. In the event the transactions contemplated by this Agreement are not consummated, BIGWAY, MIRACOM and the Partners agree to keep confidential any information disclosed to each other in connection therewith for a period of three (3) years from the date hereof; provided, however, such obligation shall not apply to information which:

               (i) at the time of the disclosure was public knowledge;

               (ii) after the time of disclosure becomes public knowledge (except due to the action of the receiving party); or

               (iii) the receiving party had within its possession at the time of disclosure.

               (iv) is ordered disclosed by a Court of proper jurisdiction.

     5.5 Asset Documents. At the Closing, the Partners shall have delivered the documents representing the Assets duly endorsed so as to make BIGWAY the sole owner thereof. At such Closing, BIGWAY shall issue to the Partners the BIGWAY Shares.

     5.6 Investment Letters. The Partners shall have delivered to BIGWAY an "Investment Letter" agreeing that the shares are being acquired for investment purposes only and not with the view to public resale or distribution.


SECTION 6.  SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF MIRACOM
AND BIGWAY

     Notwithstanding any right of either party to investigate the affairs of the other party, its Shareholders and/or Partners, each party has the right to rely fully upon representations, warranties, covenants and agreements of the other party and its Shareholders and/or Partners contained in this Agreement or in any document delivered to one by the other or any of their representatives, in connection with the transactions contemplated by this Agreement. All such representations, warranties, covenants and agreements shall survive the execution and delivery hereof and the closing hereunder for 3 years following the Closing.


SECTION 7.  INDEMNIFICATION

     For a period of three (3) years from the Closing, MIRACOM and its Partners agree to indemnify and hold harmless BIGWAY and BIGWAY agrees to indemnify and hold harmless MIRACOM, and its Partners, at all times after the date of this Agreement against and in respect of any liability, damage, or deficiency, all actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including attorneys' fees, incident to any of the foregoing, resulting from any material misrepresentation made by any indemnifying party to an indemnified party, an indemnifying party's breach of covenant or warranty or an indemnifying party's nonfulfillment of any agreement hereunder, or from any material misrepresentation or omission from any certificate furnished or to be furnished hereunder.


SECTION 8.  DOCUMENTS AT CLOSING AND THE CLOSING

     8.1 Documents at Closing. At the Closing, the following transactions shall occur, all of such transactions being deemed to occur simultaneously:

          (a) MIRACOM will deliver, or will cause to be delivered, to BIGWAY the following:

               (i) a certificate executed by the Partners of MIRACOM to the effect that all representations and warranties made by MIRACOM under this Agreement are true and correct as of the Closing, the same as though originally given to BIGWAY on said date;

               (ii) a certificate from the State of California dated at or about the Closing to the effect that MIRACOM is in good standing under the laws of said
          State;

               (iii) Investment Letters or investment
          representations in the form executed by each MIRACOM
          Partner;

               (iv) Documents representing those Assets of MIRACOM to be exchanged for BIGWAY Shares will be delivered.

               (v) all other items, the delivery of which is a condition precedent to the obligations of MIRACOM, as set forth in Section 4 hereof.

          (b) BIGWAY will deliver or cause to be delivered to MIRACOM and the MIRACOM Partners:

               (i) stock certificates representing those shares of BIGWAY Shares to be issued as a part of the Exchange as described in Section I hereof;

               (ii) a certificate from BIGWAY executed by the President or Secretary of BIGWAY, to the effect that all representations and warranties of BIGWAY made under this Agreement are true and correct as of the Closing, the same as though originally given to MIRACOM on said date;

               (iii) certified copies of resolutions by BIGWAY
          Board of Directors authorizing this transaction; and an opinion of BIGWAY counsel as described in Section 4 above;

               (iv) certificates from the Nevada Secretary of State dated at or about the Closing Date that BIGWAY is in good standing under the laws of said State;

               (v) all other items, the delivery of which is a condition precedent to the obligations of BIGWAY, as set forth in Section 4 hereof.

     8.2 The Closing. The Closing shall take place at the conclusion of the Escrow or at such other later time or place as may be agreed upon by the parties hereto. At the Closing, the parties shall provide each other with such documents as may be necessary.

SECTION 9.  MISCELLANEOUS

     9. 1 Waivers. The waiver of a breach of this Agreement or the failure of any party hereto to exercise any right under this Agreement shall in no way constitute waiver as to future breach whether similar or dissimilar in nature or as to the exercise of any further right under this Agreement.

     9.2 Amendment. This Agreement may be amended or modified only by an instrument of equal formality signed by the parties or the duly authorized representatives of the respective parties.

     9.3 Assignment. This Agreement is not assignable except by operation of law.

     9.4 Notice. Until otherwise specified in writing, the mailing addresses and fax numbers of the parties of this Agreement shall be as follows:

          To: BIGWAY:

               Vivienne Furlong, President
               Bigway Corporation
               1110 Via Altamira
               Palm Springs, California 92262
               Fax (760) 416-1631

          cc:  Christopher Dieterich
               11300 West Olympic Boulevard, Suite 800
               Los Angeles, California 90064
               Fax (310) 312-6680

          To: Miracom Industries:

               Jimmy K. Sung, General Partner
               Miracom Industries
               14747 Artesia Boulevard, Suite 1F
               La Mirada, California 90638
               Fax:  (714) 522-2816

          To:  The Partners:

               Jimmy K. Sung, General Partner
               Paul Kim, General Partner

               14747 Artesia Boulevard, Suite 1F
               La Mirada, California 90638
               Fax:  (714) 522-2816

Any notice or statement given under this Agreement shall be deemed to have been given if sent by registered mail addressed to the other party at the address indicated above or at such other address which shall have been furnished in writing to the addressor.

     9.5 Governing Law. This Agreement shall be construed, and the legal relations be the parties determined, in accordance with the laws of the State of Nevada, thereby precluding any choice of law rules which may direct the application of the laws of any other jurisdiction.

     9.6  Arbitration.

          (a) All disputes and differences arising in connection with or relating to the provisions of this Agreement, including what constitutes a dispute or difference, shall be settled and finally determined by arbitration unless agreement in writing has been reached between the parties within ninety (90) days after either party shall have given written notice to the other party of the existence of a dispute or difference which it desires to have arbitrated. Such notice shall state the point or points in dispute.

          (b) Arbitration shall be conducted in Los Angeles, California, in accordance with the rules of the American Arbitration Association augmented by the rights of Civil Discovery included in the Federal Rules of Civil Procedure by three (3) arbitrators, one of whom shall be selected by BIGWAY, one by MIRACOM, and a Chairman of the Arbitration Court selected by the two arbitrators so selected. The applicable law shall be as provided above. Each party shall notify the other party of the arbitrator selected by it within sixty (60) days of the giving of written notice referred to above. In the event that the two arbitrators selected by the parties are unable to reach agreement as to the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. Arbitration shall be held in the jurisdiction of the party against which or whom the arbitration is instituted. Each party shall be given the opportunity to present to the arbitrators its evidence, witnesses and arguments, and the right to be represented by counsel of its selection when the other party be represented by counsel, of its selection when the other party presents its evidence, witnesses and arguments. In the event one of the parties shall fail, after reasonable notice, to appear and participate in the arbitration proceedings as normally interpreted by the above-mentioned rules, the arbitrators shall be entitled to make their decision and award on the basis of evidence, witnesses and arguments presented by the party appearing.

          (c) The decision and the award of the arbitrators shall be in writing and shall be final and binding upon the parties hereto. Judgment upon the award rendered my be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The expenses of arbitration shall be borne n accordance with the determination of the arbitrators with respect thereto. Pending decision by the arbitrators with respect to the dispute or difference undergoing arbitration, all other obligations of the parties hereto shall continue as stipulated herein, and all monies not directly involved in such dispute or difference shall be paid when due. All parties will have the right to appeal as if the award had been rendered in Federal District Court.

     9.7 Publicity. No publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by either party hereto at any time from the signing hereof without advance approval in writing of the form and substance by the other party.

     9.8 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the collateral agreements executed in connection with the consummation of the transactions contemplated herein contain the entire agreement among the parties with respect to the purchase and issuance of the Shares and the BIGWAY Shares and related transactions, and supersede all prior agreements, written or oral, with respect thereto.

     9.9 Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

     9.10 Severability of Provisions. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or provision of this Agreement shall in no way affect the validity or enforcement of any other provision or any part thereof.

     9.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed, shall constitute an original copy hereof, but all of which together shall consider but one and the same document.

     9.12 Binding Effect. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors and assigns.

     9.13 Press Releases. The parties will mutually agree as to the wording and timing of any informational releases concerning this transaction prior to and through Closing.


SECTION 11    ESCROW PENDING CLOSING

     The parties anticipate the utilization of an Escrow Agent, agreed to be the law firm of Dieterich & Associates, as represented by Christopher H. Dieterich, to effect the transaction contemplated by this Agreement, with the Escrow to close on or before April 30, 1999. The Notes, Shares, Financial Statements and all supporting Schedules to this Agreement and the Financial Statements, Cash Payments and Financial Commitments and similar documentation necessary or incident to Closing, will be delivered to the Escrow Agent. Following receipt in escrow of these items, both parties are then committed to this Agreement, and may suffer damages if there is a breach. Either party may demand arbitration under Section 9.6 for actual damages or specific performance at that time. Upon receipt of the items, the Escrow Agent will transfer relevant documents, funds, and financial instruments to the appropriate party. If, during the escrow period, either party determines that a material misrepresentation has occurred, or that a condition precedent has not been met, the transaction may be canceled with no further obligation of either party to the other. The parties will execute this Agreement prior to completion of all Schedules, however the Schedules must be provided to Escrow prior to Closing. Any party may cancel this Agreement upon review of the relevant Schedules, with no liability assessed against either party for cancellation. There will be no remedies for breach of this agreement other than as set forth in Section 9.6.


                  SIGNATURES BEGIN ON NEXT PAGE


     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                              Bigway Corporation
                              a Nevada corporation


                              By: __________________________
                                   Vivienne Furlong,
                                   President


ATTEST:

_____________________________
          , Secretary

                              Miracom Industries
                              a California general partnership

                              By: __________________________
                                   Jimmy K. Sung
                                   General Partner


ATTEST:

_____________________________
Paul Kim
General Partner

                           EXHIBIT "A"

                     LIST OF MIRACOM PARTNERS


Name of Shareholder      Approximate         Holdings of    Number of
of MIRACOM               Percentage of       MIRACOM        Shares of
                         Holding             Partnership    BIGWAY
                                                            Common Stock

Jimmy K. Sung*           80                  100            3,128,204
Paul Kim                 20                  0                782,051

TOTAL:                   100                                3,910,256


* Sung/Kim capital contribution of $125,000 assumed for additional 10% of company (See Paragraph 4(i)1). If debt not paid by Sung/Kim to James Lee and Lee claims interest in Company, then 10% of stock reverts to Company for purposes of settling with Lee.

                            SCHEDULES

     MIRACOM Schedules

2.1  MIRACOM Equity Commitments currently in existence

2.4  MIRACOM Financial Statements

2.10 MIRACOM Claims, Litigation, Government actions pending

2.11 MIRACOM Significant contracts

2.12 MIRACOM Brokers Agreements due by MIRACOM contract

2.13 MIRACOM List of Real Estate Owned and List of Leases

2.14 MIRACOM List of exceptions to the Tangible Assets on balance sheets

2.15 MIRACOM List of undisclosed Liabilities

2.17 MIRACOM List of Subsidiaries

     BIGWAY Schedules

3.3 BIGWAY list of 5% or greater shareholders, and outstanding warrants and options

3.4  BIGWAY Financial Statements

3.5 List of transactions of BIGWAY for contracts and in which stock has been issued or committed

3.8 BIGWAY List of Pending Actions not disclosed in financial statements

3.9 BIGWAY list of periodic reports filed with SEC or Broker/Dealers

3.14 BIGWAY list of brokers due pursuant to BIGWAY contracts

3.15 BIGWAY list of exceptions to any current SEC filings

4.2 Employment (or Consulting) Agreements: (Subject to restrictions in the Corporate Combination Agreement:



Exhibit 10.2   $10,000 Convertible Note for Legal Services



     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED ABSENT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

                                 10% CONVERTIBLE NOTE DUE NOVEMBER 1, 2000

THIS NOTE is one of a duly authorized issue of Notes of Miracom, Inc., a Nevada corporation (the "Company") designated as its 10%
Convertible Note Due November 1, 2000, in an aggregate principal amount not exceeding $20,000.

FOR VALUE RECEIVED, the Company promises to pay to purchaser or the registered holder hereof (the "Holder"), the principal sum of Ten Thousand Dollars ($10,000), on November 1, 2000 (the "Maturity Date"), and to pay interest on the principal sum outstanding from time to time in arrears on the Maturity Date, at the rate of 10% per annum accruing from the date of initial issuance. Accrual of interest shall commence on the first business day to occur after the date hereof until payment in full of the principal sum has been made or duly provided for. All accrued and unpaid interest shall bear interest at the same rate as the principal and be due on the date for the principal. Interest may be paid in the form of Common Stock, issued at the conversion rates described below in the amounts necessary to satisfy the outstanding interest amounts then due. The interest so payable will be paid on the Maturity Date to the person in whose name this Note (or one or more predecessor Notes) is registered on the records of the Company regarding registration and transfers of the Notes (the "Note Register") on the tenth day prior to the Maturity Date; provided, however, that the Company's obligation to a transferee of this Note arises only if such transfer, sale or other disposition is made in accordance with the terms and conditions of the Regulation 506 Securities Subscription Agreement executed by the original Holder. The principal of, and interest on, this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, at the address last appearing on the Note Register of the Company as designated in writing by the Holder from time to time. The Company will pay the principal of and interest upon this Note on the Maturity Date, less any amounts required by law to be deducted, to the registered Holder of this Note as of the tenth day prior to the Maturity Date and addressed to such Holder as the last address appearing on the Note Register. The forwarding of such check shall constitute a payment of principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Note to the extent of the sum represented by such check less any amounts so deducted.

This Note is subject to the following additional provisions:

1. The Notes are issuable in denominations of Five Thousand Dollars ($5,000) and integral multiples thereof up to the aggregate total of $20,000. The Notes are exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holders surrendering the same. No service charge will be made for such registration or transfer or exchange.

2. The Company shall be entitled to withhold from all payments of principal of, and interest on, this Note any amounts required to be withheld under the applicable provisions of the Untied States income tax laws or other applicable laws at the time of such payments.

3. This Note has been issued subject to investment representations of the original purchaser hereof and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "Act"). Prior to due presentment for or transfer of this Note, the Company and any agent of the Company may treat the person in whose name this Note is duly registered on the Company's Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

4. The Holder of this Note is entitled, at its option, at any time commencing One Year after the Closing Date until maturity hereof to convert any or all of the principal amounts of these Notes or any portion of the principal amount (to include accrued interest) hereof into shares of Common Stock of the Company ("Shares") with the number of shares issuable upon such conversion being equal to the dollar amount converted at a price of $1.00 per share, subject to adjustment in the event of any stock split, dividend, combination or similar event). Such conversion shall be effectuated by surrendering the Notes to be converted to the Company, with the form of conversion notice attached to the Note as Exhibit A, executed by the Holder of the Note evidencing such Holder's intention to convert this Note, and accompanied, if required by the Company, by proper assignment hereof in blank. No amount of accrued but unpaid interest shall be subject to conversion, but interest accrued or accruing from the date of issuance to the date of conversion shall be waived by the Holder. No fraction of

Shares or script representing fractions of Shares will be issued on conversion, but the number of Shares issuable shall be rounded to the nearest whole Share. The date on which notice of conversion is given shall be deemed to be the date on which the Holder has delivered this Note, with the conversion notice duly executed, to the Company, or if earlier, the date set forth in such notice of conversion if the Note is received by the Company within five business days thereafter.

5. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place, and rate, and in the coin or currency herein prescribed. This Note and all other Notes now or hereafter issued on similar terms are direct obligations of the Company. This Note ranks equally with all other Notes now or hereafter issued under the terms set forth herein.

6. The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

7. The Company agrees to pay all costs and expenses, including reasonable attorneys' fees, which may be incurred by Holder in colection any amount due under this Note.

8. If one or more of the following described "Events of Default" shall occur:

     (a) The Company shall default in the payment of principal or interest on this Note; or

     (b) Any of the representations or warranties made by the Company herein, in the documents delivered to the Holder dated as of June 1, 1999 (the "Subscription Agreement"), or in any certificate or financial or other statements heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Note or the Subscription Agreement shall be false or misleading in any material respect at the time made; or

     (c) The Company shall fail to perform or observe any other covenant, term, provision, condition, agreement or obligation of the Company under this Note and such failure shall continue uncured for a period of seven
          (7) days after notice from the Holder of such failure;
          or

     (d) The Company shall (1) become insolvent; (2) admit in writing its inability to pay its debts as they mature;
          (3) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business; or

     (e) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within thirty (30) days after such appointment; or

     (f) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within thirty (30) days thereafter, or

     (g) Any money judgment, writ or warrant of attachment, or similar process in excess of Two Hundred Thousand Dollars ($200,000) in aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unvacated, unbonded or unstayed for a period of fifteen (15) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

     (h) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within thirty (30) days after such institution or the Company shall by any action or answer approve of, consent, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding; or

     (i) The Company shall have its Common Stock delisted from an exchange or over-the-counter market, without being relisted on a public exchange shortly thereafter.

     Then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider this Note immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately and without expiration of any period of grace, enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law.

9. For so long as any amount payable under this Note remains unpaid, the Company shall furnish to the Holder the following information:

     (a) On or before the commencement of each fiscal year, commencing with the fiscal year beginning January 1, 2000, a business plan and budget for the Company for such fiscal year.

     (b) No later than one hundred twenty (120) days following the end of each fiscal year, beginning with the fiscal year ending December 31, 1999, consolidated balance sheets, statements of income and statements of cash flow and shareholders' equity of the Company and its subsidiaries, if any, prepared in accordance with generally accepted accounting principles ("GAAP"), and audited by a firm of independent public accountants.

     (c) Within forty-five (45) days after the end of each quarter (except the fourth quarter) of each fiscal year, consolidated balance sheets, statements of income and statements of cash flow and shareholders' equity of the Company and its subsidiaries, if any, including a summary discussion of major variances, if any, between such quarterly statement and the budget.

10. The Company covenants and agrees that until all amounts due under this Note have been paid in full, by conversion or otherwise, [and for so long as Holder holds shares of Common Stock issued upon conversion of this Note] unless the Holder waives compliance in writing, the Company shall:

     (a) Give prompt written notice to the Holder of any Event of Default as defined in this Note or of any other matter which has resulted in, or could reasonably be expected to result in, a materially adverse change in its financial condition or operations.

     (b) Give prompt notice to the Holder of any claim, action or proceeding which, in the event of any unfavorable outcome, would or could reasonably be expected to have a material adverse effect on the financial condition of the Company.

     (c) At all times reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of this Note such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of the outstanding principal balance of this
          Note into shares of Common Stock.

     (d) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and:

          (i) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it, or

          (ii) in the case of mutilation, upon surrender and cancellation of this Note, the Company at its expense will execute and deliver a new Note, dated the date of the lost, stolen, destroyed or mutilated Note.

11. The Holder of this Note, by acceptance hereof, agrees that this Note is being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Note or the Shares of Common Stock issuable upon exercise thereof except under circumstances which will not result in a violation of the Act or any applicable state Blue Sky laws or similar laws relating to the sale of securities.

12. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.

13. This Note constitutes the full and entire understanding and agreement between the Company and the Holder with respect to the subject hereof. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

14. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

     IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated:  June 20, 1999


MIRACOM CORPORATION


By:  /s/ Jimmy Sung
     Jimmy Sung, President

Terms accepted re: common stock conversion rights and payment of outstanding legal fees due to date.

/s/ Christopher H. Dieterich
Christopher H. Dieterich
20 Jun 99

Exhibit 10.3   $10,000 Convertible Note for Investment Banking
               Services


     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED ABSENT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

                                 10% CONVERTIBLE NOTE DUE NOVEMBER 1, 2000

THIS NOTE is one of a duly authorized issue of Notes of Miracom, Inc., a Nevada corporation (the "Company") designated as its 10%
Convertible Note Due November 1, 2000, in an aggregate principal amount not exceeding $20,000.

FOR VALUE RECEIVED, the Company promises to pay to purchaser or the registered holder hereof (the "Holder"), the principal sum of Ten Thousand Dollars ($10,000), on November 1, 2000 (the "Maturity Date"), and to pay interest on the principal sum outstanding from time to time in arrears on the Maturity Date, at the rate of 10% per annum accruing from the date of initial issuance. Accrual of interest shall commence on the first business day to occur after the date hereof until payment in full of the principal sum has been made or duly provided for. All accrued and unpaid interest shall bear interest at the same rate as the principal and be due on the date for the principal. Interest may be paid in the form of Common Stock, issued at the conversion rates described below in the amounts necessary to satisfy the outstanding interest amounts then due. The interest so payable will be paid on the Maturity Date to the person in whose name this Note (or one or more predecessor Notes) is registered on the records of the Company regarding registration and transfers of the Notes (the "Note Register") on the tenth day prior to the Maturity Date; provided, however, that the Company's obligation to a transferee of this Note arises only if such transfer, sale or other disposition is made in accordance with the terms and conditions of the Regulation 506 Securities Subscription Agreement executed by the original Holder. The principal of, and interest on, this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, at the address last appearing on the Note Register of the Company as designated in writing by the Holder from time to time. The Company will pay the principal of and interest upon this Note on the Maturity Date, less any amounts required by law to be deducted, to the registered Holder of this Note as of the tenth day prior to the Maturity Date and addressed to such Holder as the last address appearing on the Note Register. The forwarding of such check shall constitute a payment of principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Note to the extent of the sum represented by such check less any amounts so deducted.

This Note is subject to the following additional provisions:

1. The Notes are issuable in denominations of Five Thousand Dollars ($5,000) and integral multiples thereof up to the aggregate total of $20,000. The Notes are exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holders surrendering the same. No service charge will be made for such registration or transfer or exchange.

2. The Company shall be entitled to withhold from all payments of principal of, and interest on, this Note any amounts required to be withheld under the applicable provisions of the Untied States income tax laws or other applicable laws at the time of such payments.

3. This Note has been issued subject to investment representations of the original purchaser hereof and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "Act"). Prior to due presentment for or transfer of this Note, the Company and any agent of the Company may treat the person in whose name this Note is duly registered on the Company's Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

4. The Holder of this Note is entitled, at its option, at any time commencing One Year after the Closing Date until maturity hereof to convert any or all of the principal amounts of these Notes or any portion of the principal amount (to include accrued interest) hereof into shares of Common Stock of the Company ("Shares") with the number of shares issuable upon such conversion being equal to the dollar amount converted at a price of $1.00 per share, subject to adjustment in the event of any stock split, dividend, combination or similar event). Such conversion shall be effectuated by surrendering the Notes to be converted to the Company, with the form of conversion notice attached to the Note as Exhibit A, executed by the Holder of the Note evidencing such Holder's intention to convert this Note, and accompanied, if required by the Company, by proper assignment hereof in blank. No amount of accrued but unpaid interest shall be subject to conversion, but interest accrued or accruing from the date of issuance to the date of conversion shall be waived by the Holder. No fraction of Shares or script representing fractions of Shares will be issued on conversion, but the number of Shares issuable shall be rounded to the nearest whole Share. The date on which notice of conversion is given shall be deemed to be the date on which the Holder has delivered this Note, with the conversion notice duly executed, to the Company, or if earlier, the date set forth in such notice of conversion if the Note is received by the Company within five business days thereafter.

5. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place, and rate, and in the coin or currency herein prescribed. This Note and all other Notes now or hereafter issued on similar terms are direct obligations of the Company. This Note ranks equally with all other Notes now or hereafter issued under the terms set forth herein.

6. The Company hereby expressly waives demand and presentment for protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

7. The Company agrees to pay all costs and expenses, including reasonable attorneys' fees, which may be incurred by Holder in colection any amount due under this Note.

8. If one or more of the following described "Events of Default" shall occur:

     (a) The Company shall default in the payment of principal or interest on this Note; or

     (b) Any of the representations or warranties made by the Company herein, in the documents delivered to the Holder dated as of June 1, 1999 (the "Subscription Agreement"), or in any certificate or financial or other statements heretofore or hereafter furnished by or on behalf of the Company in connection with the execution and delivery of this Note or the Subscription Agreement shall be false or misleading in any material respect at the time made; or

     (c) The Company shall fail to perform or observe any other covenant, term, provision, condition, agreement or obligation of the Company under this Note and such failure shall continue uncured for a period of seven
          (7) days after notice from the Holder of such failure;
          or

     (d) The Company shall (1) become insolvent; (2) admit in writing its inability to pay its debts as they mature;
          (3) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (4) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business; or

     (e) A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within thirty (30) days after such appointment; or

     (f) Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within thirty (30) days thereafter, or

     (g) Any money judgment, writ or warrant of attachment, or similar process in excess of Two Hundred Thousand Dollars ($200,000) in aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unvacated, unbonded or unstayed for a period of fifteen (15) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

     (h) Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within thirty (30) days after such institution or the Company shall by any action or answer approve of, consent, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding; or

     (i) The Company shall have its Common Stock delisted from an exchange or over-the-counter market, without being relisted on a public exchange shortly thereafter.

     Then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider this Note immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately and without expiration of any period of grace, enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law.

9. For so long as any amount payable under this Note remains unpaid, the Company shall furnish to the Holder the following information:

     (a) On or before the commencement of each fiscal year, commencing with the fiscal year beginning January 1, 2000, a business plan and budget for the Company for such fiscal year.

     (b) No later than one hundred twenty (120) days following the end of each fiscal year, beginning with the fiscal year ending December 31, 1999, consolidated balance sheets, statements of income and statements of cash flow and shareholders' equity of the Company and its subsidiaries, if any, prepared in accordance with generally accepted accounting principles ("GAAP"), and audited by a firm of independent public accountants.

     (c) Within forty-five (45) days after the end of each quarter (except the fourth quarter) of each fiscal year, consolidated balance sheets, statements of income and statements of cash flow and shareholders' equity of the Company and its subsidiaries, if any, including a summary discussion of major variances, if any, between such quarterly statement and the budget.

10. The Company covenants and agrees that until all amounts due under this Note have been paid in full, by conversion or otherwise, [and for so long as Holder holds shares of Common Stock issued upon conversion of this Note] unless the Holder waives compliance in writing, the Company shall:

     (a) Give prompt written notice to the Holder of any Event of Default as defined in this Note or of any other matter which has resulted in, or could reasonably be expected to result in, a materially adverse change in its financial condition or operations.

     (b) Give prompt notice to the Holder of any claim, action or proceeding which, in the event of any unfavorable outcome, would or could reasonably be expected to have a material adverse effect on the financial condition of the Company.

     (c) At all times reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of this Note such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of the outstanding principal balance of this
          Note into shares of Common Stock.

     (d) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and:

          (i) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it, or

          (ii) in the case of mutilation, upon surrender and cancellation of this Note,

          the Company at its expense will execute and deliver a new Note, dated the date of the lost, stolen, destroyed or mutilated Note.

11. The Holder of this Note, by acceptance hereof, agrees that this Note is being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Note or the Shares of Common Stock issuable upon exercise thereof except under circumstances which will not result in a violation of the Act or any applicable state Blue Sky laws or similar laws relating to the sale of securities.

12. In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.

13. This Note constitutes the full and entire understanding and agreement between the Company and the Holder with respect to the subject hereof. Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

14. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

     IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated:  July 15, 1999


MIRACOM CORPORATION


By:  /s/ Jimmy Sung
     Jimmy Sung, President

Terms accepted re: common stock conversion rights and payment of outstanding investment banking fees due to date.

/s/ James Morse
James Morse/Morse Financial, Inc.
July 15, 1999